

03057518

AR/S
P.E.
12-29-02

RECD S.E.C.
MAY 5 - 2003
1086

1-9298

PROCESSED
MAY 06 2003
THOMSON
FINANCIAL

2002 Annual Report

Raytech
CORPORATION

ABOUT THE COMPANY

Raytech Corporation is recognized as an international leader in the technological development and production of energy absorption, power transmission and custom-engineered components for automotive OEM, heavy-duty on-and-off-highway vehicles and aftermarket vehicular power transmission applications.

Serving world markets requiring high-performing friction products for wet and dry clutch, power transmission and brake systems, Raytech has earned widespread customer approval and acceptance as a result of its ability to develop competitively priced, highly engineered products, on-time delivery and exceptional service. Raytech focuses on niche applications where its expertise and technological excellence provide a competitive edge through the creation and manufacture of highly-engineered polymer matrix composites used in power transmission applications.

Raytech has strategically located its research and manufacturing operations in close proximity to major customers and within easy reach of geographical areas with demonstrated growth potential. The Company operates manufacturing facilities in the U.S., Great Britain, Germany and China, as well as technology and research centers in Michigan, Indiana and Germany.

Raytech, with headquarters in Shelton, Connecticut, employs 1,593 people worldwide.

The Company's common stock is listed on the New York Stock Exchange and trades under the symbol "RAY." Company information may be accessed on our Internet web-site *www.raytech.com.*

TABLE OF CONTENTS

Raybestos CELEBRATING 100 YEARS

100

1902 – 2002

FINANCIAL HIGHLIGHTS

	Successor Company		Predecessor Company			
	2002	As of and for the Period April 3, 2001 to Dec. 30, 2001	As of and for the Period Jan. 1, 2001 to April 2, 2001	2000	1999	1998
Operating Results						
Net sales	$ **209,866**	$ 146,050	$ 55,205	$ 239,532	$ 251,966	$ 247,464
Gross profit	**36,771**	21,460	11,394	59,489	60,238	58,650
Operating profit (loss)	**4,440**	(3,291)	3,652	27,215	27,518	26,007
Interest expense	**903**	873	444	2,218	2,279	2,158
(Loss) income before extraordinary items	**(2,825)**	(6,531)	72,334	(7,058,978)	16,364	16,357
Extraordinary items	–	954	6,922,923	–	–	–
Net (loss) income	**(2,825)**	(5,577)	6,995,257	(7,058,978)	16,364	16,357
Share Data						
Basic (loss) earnings per share	$ **(.07)**	$ (.13)	$ 1,778.88	$ (2,015.40)	$ 4.76	$ 4.81
Weighted average shares	**41,608,057**	41,527,307	3,932,385	3,502,522	3,439,017	3,402,019
Diluted (loss) earnings per share	$ **(.07)**	$ (.13)	$ 1,772.62	$ (2,015.40)	$ 4.65	$ 4.61
Adjusted weighted average shares	**41,608,057**	41,527,307	3,946,282	3,502,522	3,518,884	3,548,893
Balance sheet						
Total assets	$ **294,221**	$ 320,788	$ 323,636	$ 320,316	$ 188,686	$ 172,034
Working capital	**23,317**	28,157	26,753	21,402	11,201	5,464
Long-term obligations	**82,850**	85,410	69,330	31,238	35,055	39,002
Liabilities subject to compromise	–	–	–	7,211,433	–	–
Commitments and contingencies						
Total shareholders' equity (deficit)	**142,110**	144,083	158,352	(6,979,138)	80,788	64,297
Property, plant and equipment						
Capital expenditures	$ **9,648**	$ 7,488	$ 2,717	$ 13,539	$ 22,969	$ 18,038
Depreciation	**14,943**	10,585	3,180	11,545	10,569	9,477
Dividends declared per share	$ –	$ –	$ –	$ –	$ –	$ –

Dear Shareholder:

An eventful year has just passed. Despite unfavorable general economic conditions, we can look back on our achievements with satisfaction and pride.

As we celebrate our 100th anniversary, Raytech Corporation can reflect on a history highlighted by growth and change; a history focused on product innovations that improve safety and performance; a history that has brought the Company to a position of world leadership in the production of wet and dry clutch, automatic and manual transmission and brake systems, specialty engineered polymer matrix composite products and related services; a history that began just as the automobile started to fire the imagination of the American people. Raytech fueled the fire, and exploded into one of the great corporations of the automobile industry. The Raybestos brand is known throughout the world and is synonymous with quality products that meet or exceed our customers' requirements.

Raytech's results from operations during 2002 were very solid given the impact of the lingering recession that has slowed worldwide vehicular industry growth to a trickle.

Buoyed by market share gains in our wet and dry OEM business, the collective impact of a number of strategic cost containment and efficiency initiatives implemented in recent years and the excellent growth in sales and profitability from our expanding operations in China, Raytech's total revenues grew by $8.6 million or 4.3% over 2001. Operating profit for the 2002 year improved to $4.4 million.

For the full year 2002 Raytech recorded a net loss of $2.8 million or $.07 per share. Net income was negatively affected by an after-tax charge of $3.3 million for environmental cleanup at our Crawfordsville, Indiana, plant.

In April 2001, the Company adopted fresh-start reporting pursuant to guidance provided by the American Institute of Certified Public Accountants' Statement of Position 90-7. Under these reporting rules, year-to-year and historical comparisons are not always meaningful in terms of understanding the context of the operations side of the business. Accordingly, for purposes of this letter, I will focus on operating results for the full years 2002 and 2001 excluding the input of fresh-start adjustments.

The financial statements and footnotes in this Annual Report and in our Company's Form 10-K for 2002 present the complete financial picture in keeping with the fresh-start reporting based upon the date the Company emerged from Chapter 11 bankruptcy, April 18, 2001.

Dry Friction Business Segment

Revenues from this segment of the business increased by $5.0 million over 2001 to $35.2 million, a gain of 16.6 percent. Operating profits from this segment of $2.5 million improved by $1.1 million over 2001 results.



This sales and profitability growth is largely attributable to increasing acceptance and growing demand in the Asian and European markets for our dry friction products. In 2002, we gained both new customers and market share in the Far East.

In the short time since opening our new China facility in 1999, we have achieved remarkable sales growth and production efficiencies. After reaching full production within two years of its opening, we began and recently completed a major expansion of this ISO-certified plant. An additional 25,000 square feet of manufacturing space was brought on line, increasing our capacity to serve the growing vehicular markets in that region of the world.

At the same time, as a result of enthusiastic acceptance and growing interest in our broader capabilities among major light duty vehicle manufacturers serving the Asian market, we have put into place the capability for redoubling our China facility.

Wet Friction Business Segment

Revenues in our Wet Friction segment of the business increased from $132.6 million in 2001 to $137.9 million in 2002, a gain of 4.1 percent. Included in this revenue growth was a $12.1 million gain in the automotive OEM business.

In 2002, North American car and truck sales declined by 1.9 percent with most of the drop coming in the second half of the year. This decline was offset by the fact that we were successful in expanding our supplier position with General Motors through our new Delphi program. We expect this program to reach its full potential in 2003 and to be a significant contributor to 2003 performance.

Aftermarket Business Segment

Revenues in our Aftermarket segment declined by $1.3 million to $46.2 million, a 2.7 percent drop. Operating profit from this segment was $8.0 million in 2002.

The unfavorable trend in revenues reflects a slower aftermarket as quality at the auto original equipment manufacturers improves.

2003 Outlook

It is next to impossible to talk about what the coming year might look like in terms of our performance potential given the host of uncertainties that cloud the horizon. In addition to the seemingly endless worldwide economic recession, the picture is further muddied by altogether new levels of unrest growing out of the threat of terrorism, the yet-to-be-determined fallout of the conflict with Iraq, the economic backlash created by corporate scandals and the changing attitudes about America abroad. None of these issues were factors in past recessions.

Albert A. Canosa	John B. Devlin	Edgar P. DeVylder	Harold L. Pope
President and Chief Executive Officer	*Vice President, Treasurer and Chief Financial Officer*	*Vice President, Administration, General Counsel and Secretary*	*Vice President*

Accordingly, it is difficult to ascertain whether the small ray of light at the other end of the economic tunnel represents a flicker of hope or the light at the end of the tunnel. What we can be fairly certain about, however, is that the global vehicular markets are highly unlikely to take a dramatic upswing in the foreseeable future.

Thus, our Business Plan reflects no economic recovery. Assuming no additional major erosion in the economic environment, we expect sales will range from no growth to an increase of less than two percent.

As a result of further gains in manufacturing efficiencies, machinery modifications related to the GM Delphi business and manufacturing improvements in our wet friction business in England, we expect to see an improvement in pretax profitability in the Wet Friction segment.

We believe that North American automotive OEM production in 2003 will slightly under-perform 2002 and that worldwide vehicular production will increase slightly as a result of better than average growth in emerging markets such as China, India, Australia, Indonesia, the Philippines, South Africa, Taiwan and Thailand.

In the latter half of 2002, U.S. light duty sales for vehicles using our wet friction products dipped dramatically. Continuation of this lackluster trend will likely cause automakers to scale back their production for 2003 and, as a result, we are anticipating no volume growth in the Wet Friction segment.

The demand for our heavy duty OEM wet friction products is also expected to be flat or at best to show a one percentage point gain. We believe the recession will continue to depress commodity prices, that it will further delay spending in the municipal sector, and that economic conditions worldwide will show next to no improvement in 2003. Thus, construction, mining and agricultural markets, are not expected to recover significantly in 2003. However, we have been exploring opportunities with heavy duty OEM companies interested in outsourcing certain of their vertically integrated component manufacturing processes.

Indications are that overall market demand in the Aftermarket segment will increase by less than two percent, and we are hopeful that our revenues from this segment will slightly outpace this projected growth by a percentage point.

The Dry Friction segment of our business, which encompasses the Euro market and the Southeast Asia region, is expected to strongly outperform economic growth as demand for our new lead free friction materials increases in Europe and as our acceptance in the Asian markets strengthens. Given our current strong position in back orders, sales from the Dry Friction segment are expected to improve in 2003 over 2002 levels.

Thus, the challenges ahead are huge.

There are risks, which exist both domestically and abroad among our customers, and the uncertainties, growing out of terrorism and the global recessionary environment, could cause this picture to change dramatically.

Whatever gains we can achieve this year will have to be through market share, product innovation and the collective ability of our management and employees to increase the perceived value of Raytech among our customers.

We cannot count on increases in vehicular component demand to drive our revenues and raise our profitability in 2003. The good news is that we are a company that has grown accustomed to living with and overcoming adversity, to operating lean and finding unique points of leverage that have enabled us to produce good results in difficult times.

This management team is focused on taking the actions that will increase the value of our products and solidify our relationships with our highly demanding customers. Each year that this economic sluggishness continues, the magnitude of the challenges we face grows to a greater degree.

Over the past several years, I reported that the major focus of management would be on improving profitability in the face of extremely competitive market conditions through innovation, quality, relationship building with customers and unparalleled service.

In response, Raytech distinguished itself by earning and maintaining the Preferred Supplier Status with John Deere, the Certified Supplier Status with Caterpillar, the Q1 Status at Ford and the coveted ISO/Q9000 certifications at all of our manufacturing locations.

Now, to build upon our high performing history, we must take excellence to the next level if we are to remain competitive in the increasingly demanding supplier environment that we are seeing.

This year, we are broadening our focus on building value to include employees at all levels through the introduction and implementation of the Six Sigma process across the corporation. Six Sigma is a customer-driven, rigorous and disciplined methodology through which people who do the work engineer improvements in performance by identifying and eliminating variability, "defects" and waste in manufacturing and service related processes that undermine customer loyalty.

At the same time that this initiative is taking hold, we have no intention of altering the course of the strategic plan that was previously developed. We will continue to aggressively seek out potential new applications for our products in non-vehicular-related technology-driven industries and will continue to channel our expertise into becoming innovators and value enhancers among the customers we already have.

We will also continue our focus on the six strategic areas that are the cornerstone of our future growth and development:

- Enhancing shareholder value
- Exceeding customers' expectations
- Expanding globally
- Innovating and delivering products of quality
- Developing new business in current markets and reaching out to new markets
- Using our technological expertise as the key component of growth

I would like to extend a special word of thanks this year to the backbone of our Company, our hourly work force, for their contributions to our product superiority and the high levels of customer satisfaction upon which our success this past year is based. I am also gratified by the excellent working relationships we have been able to build with our employees and in particular with the United Auto Workers and Pace Union organizations that represent their interests.

My number one priority as we move ahead is to focus on the long-term interests of the owners of this Company — our shareholders — and then to work as partners in our customers' success and to ensure that our employees are treated fairly and with respect. To do this, I promise each and every one of you my unwavering commitment to our goals, as well as uncompromising honesty and integrity from the board room to the shop floor.



Albert A. Canosa
President and Chief Executive Officer

PERFORMANCE AGAINST KEY STRATEGIES

Raytech's Mission is to serve the interests of our shareholders, our customers and our employees and to do so by running a profitable business. This singularity of purpose has shaped our business behaviors for nearly a decade and a half. It has served us, as well as the people we answer to very well, through extraordinarily difficult times and during periods of economic growth.

We are guided by a strategy, which was developed and refined by managers and employees drawn from all levels of the Company and across all geographical regions. More than 10 percent of our work force had a hand in crafting the vision and the supporting strategies through which we believe this Company will succeed.

As we look to tomorrow, our collective dream for the Company continues to envision a broad-based, global, market-driven enterprise specializing in composite technologies. One that is valued by customers, shareholders and employees for its ability to create extraordinary growth and profitability through innovation, product quality, integrity and service across a variety of industries and markets.

These are not just words on paper. They constitute the milestones that we have set in front of us so that every employee of the Company will know where we are headed, and more importantly, that each employee can understand his or her individual role in taking us there.

We are creating a common technological base that will provide a springboard for branching out into existing markets with new products and for entering new vehicular markets with existing products serving as the impetus.

We also intend to become a valued player in non-vehicular product/market segments that offer opportunities for us to apply our considerable skills and experience by leveraging our existing technological know-how in fibers, resins and bonding processes; particularly in high tech applications calling for highly engineered composite materials and friction products. We are pursuing the development of new products, such as gaskets, synchronizers and reaction plates, and movement into non-vehicular markets with existing technologies through the design of products, such as polishing pads, specialized filtration components and injection molding.

In addition to more robust rates of return than are traditional among vehicular applications, new business in the high tech arena will mitigate to some extent the cyclical nature of our vehicular business.

Further, we intend to create immediate short-term opportunities through acquisitions, strategic alliances and product innovation.

Wet Friction Segment

In 2002, this segment of Raytech's business accounted for $137.9 million, or 63 percent of Raytech's worldwide sales, excluding intersegment eliminations, compared with $132.6 million in sales generated in 2001.

Raytech serves wet friction markets worldwide through Raybestos Products Company; Automotive Composites Company; Raytech Automotive Components Company; and our European Wet Friction operations, Raybestos Reibtechnik GmbH and Raybestos U.K. Ltd.

Major customers include leading manufacturers of cars, heavy duty and light trucks, construction equipment, off-highway vehicles, farm machinery, mining equipment and small machines requiring power transmission and energy absorption applications. This segment of the business also produces wet friction products for the vehicular after-market worldwide.




ONE WAY


ONE

integrity and service




STOP

PERFORMANCE AGAINST KEY STRATEGIES

We will continue our pattern of aggressive research and development. Over the past decade, we have invested $191.7 million in R&D and capital improvements, an annual average of 9.2 percent of sales, nearly all of which was drawn from cash flow. Similarly, our practice of tight asset management, waste and scrap control, pooling of raw materials purchases and inventory control and reductions will continue.

We own a number of valuable proprietary formulas and trade secrets that place us in the forefront among high-performance friction materials producers. As a reflection of our superior product and service performance, we are not only sought out by major vehicular manufacturers, but also several have awarded us coveted distinctions, including Preferred Supplier Status from John Deere, the Certified Supplier Status from Caterpillar, and the Q1 Status from Ford, and we have earned the coveted ISO/Q9000 Certification at all our manufacturing locations.

This year, we are launching a process through which we expect the Company to climb to the pinnacle of product and service excellence. We have begun training more than 50 employees and managers from two of our major operations as the vanguard of leaders for the Raytech Six Sigma process, and we are launching a special Six Sigma training program for our sales force.

Six Sigma is a disciplined, data-driven approach that eliminates variability, defects and waste that undermine customer loyalty. To achieve Six Sigma status, there can be no more that 3.4 defects per million. General Electric, one of the scores of successful Six Sigma companies, estimates that the process saved them $1 billion in twelve years. Our goal is to have Six Sigma teams in operation at every Raytech location within the next two years and to have every employee, every day, thinking in terms of Six Sigma.

The spate of corporate scandals and resultant collapse of investor confidence has prompted us to restate and reinforce one of our most fundamental operating principles. We will pursue a policy of zero tolerance for any behavior at any level throughout our organization that goes even an inch beyond the bounds of complete honesty and total integrity. We will hire and promote people who share these values and embrace these principles.

This policy not only applies to our individual behaviors, it covers our dealings with all stakeholders. It also includes compliance with all applicable laws and regulatory requirements as well as our day-to-day dealings and interactions with our fellow Raytech associates.

Dry Friction Segment

Raytech sales to the Dry Friction segment of the worldwide vehicular market accounted for $35.2 million or 16 percent of total 2002 sales, excluding intersegment eliminations.

This business segment produces dry clutch and brake products for passenger car, truck, tractor and off-highway manual transmissions and serves principally the Far East and the European community.

Raytech dry friction products, which are sold through Raybestos Industrie-Produkte GmbH and Raybestos Friction Products (Suzhou) Co. Ltd., enjoy excellent acceptance by well-known European and Asian vehicle manufacturers.

In the past year, we doubled the capacity of our operation in China and created the infrastructure to redouble our production there.


quality

PERFORMANCE AGAINST KEY STRATEGIES

Our highest priority continues to be the protection and enhancement of shareholder value. We believe that the best way to do this is through the running of a growing, profitable business that is sufficiently nimble, grounded in substance and determined to succeed.

The effect of these key strategies on our future success will be entirely dependent upon the people factor. We have a management team that is case hardened, battle tested and highly prized by our customers. They are supported by one of the finest employee groups that any company could hope to assemble. Common purpose unites these individuals into a powerful force.

Following the completion of the Raytech Five Year Strategic Plan, we created a high-level expansion team and charged this group with leading the Company's future growth and development process. This team is composed of eight experts drawn from Raytech's corporate, research and development and manufacturing leadership group and supplemented by a group of seven outside experts who are well-known for their expertise in vehicular component development and manufacturing; acquisition capabilities; composite materials development; friction materials development; adhesion research; high-speed polymer composites processing; international consulting in market research, product development and joint venture development; investment banking; automotive design; technological integration and applied materials marketing.

Next Steps

Our determination to create a business enterprise that will be highly valued by our shareholders, customers and employees will continue to be the driving force behind all decisions and strategies.

For shareholders, we will add value through a focus on profitability.

For customers, we will add value through innovation, quality products and leading edge service that makes them more competitive.

For employees, we will add value by creating an environment that encourages, recognizes and rewards their participation in the growth of the Company.

Aftermarket Products

Sales from this market segment in 2002 were $46.2 million or approximately 21 percent of total Raytech sales, excluding intersegment eliminations. Aftermarket sales decreased by $1.3 million below 2001 levels as a result of competitive pressures, the impact of the current economic slump and improved durability of new vehicle components.

Raytech Systems, Inc., Allomatic Products Company and Raybestos Powertrain, LLC develop, manufacture and market high-quality vehicular power transmission filters, friction and reaction plates, planetary gears, wet and dry clutch parts, brake products and steel components which are sold through name brand and high-quality premium friction product suppliers.


innovation

FIVE-YEAR REVIEW OF OPERATIONS

	Successor Company		Predecessor Company			
	2002	As of and for the Period April 3, 2001 to Dec. 30, 2001	As of and for the Period Jan. 1, 2001 to April 2, 2001[4]	2000	1999	1998
Operating Results						
Net sales	$ 209,866	$ 146,050	$ 55,205	$ 239,532	$ 251,966	$ 247,464
Gross profit	36,771	21,460	11,394	59,489	60,238	58,650
Operating profit (loss)	4,440	(3,291)	3,652	27,215	27,518	26,007
Interest expense	903	873	444[2]	2,218[2]	2,279[2]	2,158[2]
(Loss) income before extraordinary items	(2,825)	(6,531)	72,334	(7,058,978)	16,364	16,357
Extraordinary items	–	954[5]	6,922,923	–	–	–
Net (loss) income	(2,825)	(5,577)	6,995,257	(7,058,978)[3]	16,364	16,357
Share Data						
Basic (loss) earnings per share	$ (.07)	$ (.13)	$ 1,778.88	$ (2,015.40)[3]	$ 4.76	$ 4.81
Weighted average shares	41,608,057	41,527,307	3,932,385	3,502,522	3,439,017	3,402,019
Diluted (loss) earnings per share	$ (.07)	$ (.13)	$ 1,772.62	$ (2,015.40)[3]	$ 4.65	$ 4.61
Adjusted weighted average shares	41,608,057	41,527,307	3,946,282	3,502,522	3,518,884	3,548,893
Balance sheet						
Total assets	$ 294,221	$ 320,788	$ 323,636	$ 320,316	$ 188,686	$ 172,034
Working capital	23,317	28,157	26,753	21,402	11,201	5,464
Long-term obligations[6]	82,850	85,410	69,330	31,238	35,055	39,002
Liabilities subject to compromise[3]	–	–	–	7,211,433	–	–
Commitments and contingencies[1]						
Total shareholders' equity (deficit)	142,110	144,083	158,352	(6,979,138)	80,788	64,297
Property, plant and equipment						
Capital expenditures	$ 9,648	$ 7,488	$ 2,717	$ 13,539	$ 22,969	$ 18,038
Depreciation	14,943	10,585	3,180	11,545	10,569	9,477
Dividends declared per share	$ –	$ –	$ –	$ –	$ –	$ –

[1] See Notes E and M to the consolidated financial statements.

[2] Includes cessation of interest accruals on Raymark note in connection with a Bankruptcy Court Order.

[3] Includes recording of the estimated amount of allowed claims in the amount of $7.2 billion relating to asbestos personal injury, environmental and employee benefits issues. See Note Q to the consolidated financial statements.

[4] Includes the reorganization and the adoption of fresh-start reporting as a result of the Company's emergence from bankruptcy (See Notes R and S).

[5] Represents an extraordinary gain net of taxes of $594 as a result of a settlement of a note payable to a former AFM principal.

[6] Includes long-term liabilities and minority interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under the "Market Conditions and Outlook" and "Future Liquidity" headings below and other statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Forward-looking statements relating to the Company's businesses involve certain factors that are subject to change, including the many interrelated factors that affect consumer confidence, including worldwide demand for automotive and heavy duty products, general economic conditions, the environment, actions of competitors in the various industries in which the Company competes; production difficulties, including capacity and supply constraints; dealer practices; labor relations; interest and currency exchange rates; technological difficulties; accounting standards, and other risks and uncertainties. Further information, including factors that potentially could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

Results of Operations and Liquidity and Capital Resources

Raytech Corporation and its subsidiaries manufacture and distribute engineered products for heat resistant, inertia control, energy absorption and transmission applications. The Company's operations are categorized into three business segments: wet friction, dry friction and aftermarket. Additional information on these business segments is presented in Note F, Segment Reporting in the Notes to Consolidated Financial Statements.

Raytech Corporation, at December 29, 2002, completed its first full year of operation as the Successor Company post-emergence from bankruptcy. In April 2001, Raytech Corporation emerged from the protection of Bankruptcy Court under Chapter 11 of Title 11 of the United States Bankruptcy Code. Raytech Corporation had been under the Chapter 11 protection since March 1989. The bankruptcy history and emergence are described in more detail in Note Q to the Consolidated Financial Statements.

As of April 2, 2001, the Company adopted fresh-start reporting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). The Effective Date of the Company's emergence from bankruptcy was considered to be the close of business on April 2, 2001 for financial reporting purposes. The periods presented prior to April 2, 2001 have been designated "Predecessor Company" and the periods subsequent to April 2, 2001 have been designated "Successor Company." In accordance with fresh-start reporting, all assets and liabilities were recorded at their respective fair values. The fair value of substantially all of the Company's long-lived assets was determined using information provided by third-party appraisers.

The Company has determined that the most meaningful presentation of financial information would be to provide comparative analysis of the financial performance of the Successor Company for the thirty-nine-week periods ended December 29, 2002 and December 30, 2001. This is designated below as Successor Company discussion and analysis.

Additionally, the financial analysis detailed below provides a comparative analysis of the financial performance of the Successor Company for the period December 31, 2001 through March 31, 2002 compared to the Predecessor Company financial performance for the period January 1, 2001 through April 1, 2001.

The Company has also presented comparative analysis of the financial performance for the Successor Company for the periods April 3, 2001 through December 30, 2001 compared to the Predecessor Company for the period April 3, 2000 through December 31, 2000.

Additionally, the Predecessor Company financial analysis detailed below provides a comparative analysis of the financial performance of Raytech Corporation for the thirteen-week periods ended April 1, 2001 and April 2, 2000. The adjustments relating to the recording of reorganization expenses and other fresh-start adjustments for the one-day period ended April 2, 2001 are detailed in Note R to the Consolidated Financial Statements.

The Company has elected not to present a comparative analysis for the fifty-two-week period ended December 29, 2002 since such information in the prior period would require consolidating statements of the Predecessor Company and the Successor Company. It was determined that the significance of the adjustments relating to the emergence from bankruptcy would render such an analysis not meaningful.

Accounting Policies

The Company's accounting policies are detailed in Note A - Summary of Significant Accounting Policies in the Notes to the audited Financial Statements. The consolidated financial statements include the accounts of Raytech Corporation and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The investment by third parties in Allomatic Products Company is accounted for as minority interest in the consolidated financial statements. There are no unconsolidated entities and Raytech does not use Special Purpose Entities (SPE's). The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent assets and liabilities and the reported revenue and expenses made in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates include inventory, receivable and environmental reserves; depreciable lives of property, plant and equipment and intangible assets, pension and other postretirement and postemployment benefits; and the recoverable value of deferred tax assets.

The most significant areas involving management's judgment are described below.

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated or if an amount is likely to fall within a range and no amount within the range can be determined to be the better estimate, the minimum amount of the range is recorded. Remediation obligations are not recorded on a discounted basis. Reimbursements from insurance carriers relating to environmental matters are not recorded until it is probable that such recoveries will be realized. The accrual for environmental matters is discussed in this Management Discussion and Analysis under the heading Provision for Environmental remediation.

Pension benefits and welfare benefits represent financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments, significant estimates are required to calculate pension and welfare benefit expenses and liabilities related to the Company's plans. The Company utilizes the services of independent actuaries, whose models are used to facilitate these calculations. Several key assumptions are used in actuarial models to calculate pension expense and welfare benefit expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the pension models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. Management believes the most significant assumption in the welfare benefit model is the healthcare cost trend rate. The actuarial models also use assumptions for various other factors, including employee turnover, retirement age, and mortality. Company management believes the assumptions used in the actuarial calculations are reasonable and are within accepted practices in each of the respective geographic locations in which we operate.

At December 29, 2002, the Company had goodwill and other intangibles of $70.6 million, which were recorded as a result of the fresh-start accounting process in 2001. Management reviews goodwill and indefinite lived intangibles for impairment annually or when events or circumstances indicate that its value may have declined. In order to evaluate impairment of goodwill, assumptions about the future condition and operations of the business unit to which the goodwill and other indefinite lived intangible asset relates are made. Using these assumptions, management determines, with the assistance of other professionals, whether an impairment charge is required to reduce goodwill to its estimated fair value. The impairment evaluation process for other intangibles uses projected future cash flows (undiscounted). This test is performed when circumstances and events indicate that the carrying amount of an individual asset or grouping of assets may not be recoverable. Should undiscounted cash flows be less than the carrying amount of the assets, an impairment charge reducing the carrying amount to fair value is required. Management believes that the assumptions made to evaluate goodwill and other intangibles impairment are appropriate and reasonable. However, changes in circumstances or conditions affecting these assumptions could result in impairment charges in future periods that may be material.

Successor Company Discussion and Analysis for the Thirty-Nine-Week Period Ended December 29, 2002 Compared to the Thirty-Nine-Week Period Ended December 30, 2001

In developing a comparative analysis for the thirty-nine-week periods ended December 29, 2002 and December 30, 2001, the following table sets forth the quantitative information for the two periods.

	Successor Company	
Thirty-Nine Week Period Ended (in thousands)	December 29, 2002	December 30, 2001
Sales	$ 157,157	$ 146,050
Cost of sales	(130,911)	(124,590)
Gross profit	26,246	21,460
SG&A	(24,737)	(24,782)
Other operating income	–	31
Operating profit (loss)	1,509	(3,291)
Interest expense	(626)	(873)
Reorganization items	–	(784)
Other	(2)	598
Provision for environmental and other claims	(5,400)	(5,860)
Loss before income taxes, minority interest and extraordinary items	(4,519)	(10,210)
Income tax benefit	1,007	4,564
Loss before minority interest and extraordinary items	(3,512)	(5,646)
Minority interest	(643)	(885)
Loss before extraordinary item	(4,155)	(6,531)
Extraordinary item, net of tax	–	954
Net loss	$ (4,155)	$ (5,577)

Net Sales

Worldwide net sales were $157.2 million for the thirty-nine-week period ended December 29, 2002 compared to $146.1 million for the same period in the prior year, an increase of $11.1 million or 7.6%. The detailed discussion for the increased sales period-over-period is contained in the Business Segment section.

Gross Profit

The gross profit for the thirty-nine-week period ended December 29, 2002 of $26.2 million compares to the gross profit of $21.5 million for the same period in the prior year, an increase of $4.7 million or 22%. Gross profit as a percent of sales for the 2002 period is 16.7% compared to 14.7% for the same thirty-nine-week period in 2001, an increase in margin points of 2.0%. The gross profit in the 2001 period was reduced by $5.9 million due to a step up in inventory value to fair value at April 2, 2001, which was an effect of the application of fresh-start accounting. The gross profit comparative period-to-period, taking into consideration the inventory adjustment, shows a margin decline of 2.0%. This decline is due substantially to certain startup costs associated with a new product line in the Wet Friction segment.

Selling, General and Administrative

Selling, general and administrative expenses for the thirty-nine-week period ended December 29, 2002 were $24.7 million compared to $24.8 million in the same period in the prior year, a decrease of $.1 million or 0.4%. The SG&A costs in the 2002 period include approximately $1.5 million for severance costs for two officers of the Company and $21 thousand for employment related costs associated with the new hires. SG&A expense as a percent of sales in the 2002 period of 15.7% compares to 17.0% in the thirty-nine-week period ended December 30, 2001.

Interest Expense

Interest expense for the thirty-nine-week period ended December 29, 2002 totaled $.6 million compared to $.9 million for the same period in the prior year. Interest expense represents less than 1% of total expenses in both periods.

Reorganization Item

In connection with the bankruptcy proceedings, Raytech incurred approximately $784 thousand in professional fees during the thirty-nine-week period ended December 30, 2001. These fees related to accounting, legal, consulting and other miscellaneous services.

Provision for Environmental Remediation

The Company recorded, in the thirty-nine-week period ended December 29, 2002, a charge of $5.4 million for the completion of the remediation project related to the Crawfordsville, Indiana, manufacturing facility. The accrued liability for the completion of this project at year-end is $7.0 million. The historical and legal discussion of this project is contained in Note E to the Notes to the Consolidated Financial Statements. This remediation project, which is the subject of a unilateral administrative order of the U.S. Environmental Protection Agency, requires the removal of polychlorinated biphenyls (PCB's), which were found in a drainage ditch near the Indiana facility. The remediation project consists of three separate segments of the ditch. The first segment was completed in the summer of 2002. The second segment was started in the fall of 2002 and completed in February 2003. The work on the final segment is expected to begin in the spring of 2003 and be completed by the fall of 2003. The completion of the third segment will fulfill the Company's obligation under the U.S. EPA order. In addition to the current year charge of $5.4 million, the Company recorded a charge for remediation of $5.9 million in 2001 and $3.0 million in 2000. The Company is currently pursuing legal remedies against various parties to recover the cost of the remediation. These legal actions are discussed in the litigation section of this document.

Income Tax (Provision) Benefit

For tax reporting purposes, the Company's emergence from bankruptcy did not create a new tax reporting entity. Accordingly, the adjustments to adopt fresh-start accounting are not applicable for the Company's tax reporting. Therefore, with the exception of goodwill, these adjustments have created new deferred tax items.

The effective tax rate for the thirty-nine-week period ended December 29, 2002 was a 22.3% benefit compared to a 44.7% benefit in the same period in the prior year.

The effective tax rate for the year ended December 29, 2002 was 5.0% compared to 28.2% for the year ended December 30, 2001. In calculating the effective tax rate, the distinction between Successor Company and Predecessor Company is not relevant as explained above; therefore, the taxable income for book purposes in 2001 was $93.3 million. The income tax provision for the current year is $.08 million, hence the effective rate for the year is as noted, 5.0%.

The Company's effective tax rate differs from the federal statutory benefit of 35% due primarily to the effect of providing for certain State taxes and the effect of an increase in the tax benefits payable to the PI Trust.

In connection with the Company's emergence from bankruptcy, the Company recorded an income tax receivable and payable to the PI Trust in the amount of $38 million resulting from net operating losses arising from the transfer of stock and cash to the PI Trust carried back to 1991 through 2000. Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received. During 2002, Raytech received tax refunds of $33.1 million, which were paid to the PI Trust. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the operating losses created by the reorganization, and contributions made to the Raymark pension plan. To the extent that Raytech Corporation generates losses in future periods, exclusive of losses attributable to the payments discussed above, those losses will be retained by the Company. The method of allocation in utilizing future operating losses between the PI Trust and Raytech Corporation has not been determined at this time. The Company has tax loss carry-forwards of $74.8 million and tax credit carryforwards of $1.2 million at December 29, 2002. The net operating loss carryforwards are allocated between Raytech Corporation and the PI Trust in the amounts of $2.8 million and $72.0 million, respectively. Additional tax recoveries expected to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $42.4 million at December 29, 2002 and $41.8 million at December 30, 2001.

The Company is under audit for 1996 through 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax asset associated with, and liability payable to, the PI Trust.

At December 29, 2002, the Company had foreign loss carryforwards of $4.1 million (Germany $.6 million and U.K. $3.5 million), which do not expire. A full valuation allowance has been provided against the tax benefit of the U.K. carryforwards due to uncertainty of future profitability of these operations.

In 2000, the Company recorded a deferred tax asset of $2.767 billion relating to the tax effects of the liabilities subject to compromise. Total deferred tax assets and liabilities at December 31, 2000 amounted to $2.772 billion. Based on its historical domestic taxable income, the Company expected to realize approximately $140 million of the deferred tax asset through the ten-year carryback of the previously paid domestic taxes and the expected tax benefits during the twenty-year carryforward period. In addition, the Company has recognized a deferred tax asset in connection with German loss carryforwards. Accordingly, the Company in 2000 had recorded a valuation allowance of $2.633 billion against the deferred tax asset to state it at its expected net realizable value. The Plan became effective during 2001 and the liabilities subject to compromise were settled for less than the recorded amount of allowed claims. The net deferred tax asset was adjusted accordingly.

The Company owns 57% of the stock of Allomatic Products Company ("APC"). The Company has not recorded a deferred tax liability for the undistributed earnings of APC since management expects that those earnings will be distributed to the Company in a tax-free transaction. However, the deferred tax liability on the undistributed earnings of APC would be approximately $1.3 million at December 29, 2002, if all of APC's earnings were to be distributed through the distribution of dividends.

Extraordinary Item

A note payable to the former AFM principal dated April 1998 was settled in October 2001. The settlement agreement required a payment of $3.1 million. Prior to the settlement, the Company had a note payable of $3.0 million and accrued interest of $1.6 million recorded. The Company has recorded an extraordinary gain in the fourth quarter of 2001 in the amount of $954 thousand net of taxes of $594 thousand, which was comprised substantially of accrued interest.

Business Segment and Geographic Area Results

The following discussion of operating results by industry segment and geographic area related to information contained in Note F in the Consolidated Financial Statements. Operating profit is income before income taxes, minority interest, provision for asbestos litigation, provision for environmental claims and extraordinary items.

	Thirty-Nine-Week Period Ended	
Sales Summary (in thousands)	**December 29, 2002**	December 30, 2001
Wet Friction	**$ 103,582**	$ 95,512
Aftermarket	**33,708**	34,384
Dry Friction	**27,091**	22,074
Eliminations	**(7,224)**	(5,920)
Net sales	**$ 157,157**	$ 146,050

Wet Friction Segment

The Wet Friction segment recorded sales of $103.6 million for the thirty-nine-week period ended December 29, 2002 compared to $95.5 million for the same period in the prior year, an increase of $8.1 million or 8.5%. The increase was due to increased sales to the automotive OEM component of the Wet Friction segment. The increased sales were substantially the result of acquiring additional business with General Motors, which provided additional sales of $6.0 million, and a stronger automotive production environment in the thirty-nine-week period in 2002, which contributed additional sales of $3.3 million, compared to the automotive market in the same period in 2001. Sales growth in the automotive OEM component was offset by a decline in sales of $1.2 million in the heavy duty component of this segment due to the slow economy in construction and mining and strong competition.

The operating profit for the thirty-nine-week period ended December 29, 2002 of $1.8 million compares to the operating profit of $3.4 million for the same period in the prior year. The reduced operating profit is the result of startup costs associated with the expanded automotive OEM business acquired in 2002.

Aftermarket Segment

The Aftermarket segment recorded sales of $33.7 million for the thirty-nine-week period ended December 29, 2002 compared to $34.4 million for the same period in the prior year, a decrease of $.7 million or 2.0%. Operating profit for this thirty-nine-week period of $5.4 million compares to $6.0 million for the same period in the prior year, a decrease of $.6 million, a reduction of 10.0%. The reduced operating profit is attributable to the lower sales period-over-period and increased SG&A expenses.

Dry Friction Segment

The Dry Friction segment recorded sales of $27.1 million for the thirty-nine-week period ended December 29, 2002 compared to $22.1 million for the same period in the prior year, an increase of $5.0 million or 22.6%. The sales increase was due to improved sales through the production facility in China, which accounted for a substantial portion of the sales growth. Sales through the production facility in Germany measured in the euro, which is the functional currency, were EUR21.6 million compared to EUR20.5 million in the same period in the prior year. The operating profits for the Dry Friction segment for the thirty-nine-week period of $.9 million compares to operating profit of $.6 million in the same period in the prior year, an increase of $.3 million. Operating profit measured in euros for the German operation was EUR.7 million compared to EUR.8 million in 2001. The increased profit is attributable to the growth in China.

Results of Operations for the Successor Company for the Period December 31, 2001 through March 31, 2002 and Predecessor Company for the Period January 1, 2001 through April 1, 2001

Net Sales

Worldwide net sales of $52.7 million for the thirteen-week period ended March 31, 2002 compared to $55.2 million for the same period in the prior year for a decline of $2.5 million or 4.5%. The details of the sales performance are presented below distinguishing the sales performance in each business segment.

The Wet Friction segment reported sales of $34.3 million in the first quarter of 2002 compared to $37.0 million in the same period in the prior year, a decline of $2.7 million, representing a significant portion of the sales decline for the Company in the period. The primary market impacted is the heavy duty component of this segment in both Europe and domestically. The automobile OEM component of this segment reflected sales at the same level as 2001.

The Aftermarket segment recorded net sales of $12.5 million for the thirteen-week period ended March 31, 2002 compared to $13.1 million for the same period in the prior year, a decline of $.6 million or 4.6%. The sales decline was due to a variety of issues including the mild winter weather, better inventory management at our customers and the improved quality of components at the OEM level.

The Dry Friction segment recorded sales of $8.2 million for the first quarter of 2002 compared to $8.1 million in the same period in the prior year. The sales reflect increased sales through the operation in China of $1.3 million offset by reduced sales through the operation in Germany of approximately the same amount. The reduction in German sales includes a negative currency translation impact of approximately $.4 million.

Gross Profit

The Company recorded gross profit of $10.5 million for the thirteen-week period ended March 31, 2002 on sales of $52.7 million yielding a gross margin percentage of 20.0%. This compares to a gross profit of $11.4 million for the same period in the prior year on sales of $55.2 million, a gross profit margin of 20.6%. The gross profit in 2002 was reduced by $1.1 million due to increased depreciation and amortization as a result of the application of fresh-start accounting post first quarter of 2001. The impact of the increased amortization and depreciation was a reduction in the gross profit margin of 2.1%. On a comparable basis, the gross margin has increased period-over-period 1.5 percentage points due to cost reduction programs instituted throughout 2001 and the first quarter of 2002.

Selling, General and Administrative

The selling, general and administrative expenses for the thirteen-week period ended March 31, 2002 were $7.6 million compared to $7.7 million for the same period in the prior year, a reduction of $.1 million or 1.3%. The lower costs reflect the impact of certain cost reduction programs implemented in 2001 balanced with Raytech's commitment to investing in technology for future growth.

Interest Expense

Interest expense for the first quarter of $.3 million compares to interest expense, excluding Raymark interest, of $.4 million in the same period in the prior year, a reduction of 25.0%. The reduction is due to lower rates in 2002 on domestic debt. The interest rate on foreign debt is approximately the same.

Operating Profits

The following discussion of operating profits by industry segment relates to information contained in Note F - Segment Reporting to the Consolidated Financial Statements. Operating profit is income before provision for asbestos litigation, provision for environmental and other claims, income taxes, minority interest and extraordinary items.

Operating profit of $2.8 million was recorded for the first quarter of 2002 compared to $3.5 million for the same period in the prior year, a decrease of $.7 million or 20.0%. The operating profit was negatively affected by the reduced sales period-over-period of $2.5 million. Additionally, operating profits were reduced by the impact of fresh-start accounting due to the increase in depreciation and amortization of $1.1 million in comparing first quarter 2002 to the first quarter of 2001.

The Wet Friction segment posted operating profits of $1.5 million, an increase of $.2 million over the same period in the prior year, or an increase of 15.4%. This increase was accomplished on lower sales of $2.7 million and was due to implementing cost reduction programs in 2001 and 2002.

The Aftermarket segment recorded operating profit for the quarter of $2.6 million compared to $2.1 million in the same period in the prior year, an increase of $.5 million or 23.8%. The improved operating income performance despite a decrease in sales is due to cost reduction programs initiated in 2001 and 2002 coupled with improved material pricing. Additionally, management works closely with the work force in this segment to maximize the peaks and valleys of manufacturing and shipping product in the aftermarket industry.

The Dry Friction segment recorded operating profit of $.8 million for the thirteen-week period ended March 31, 2002 compared to $.8 million in the same period in the prior year. The operating income reflects improved operating profits from the operation in China offset by reduced operating profit in Europe. The decline in Europe is due primarily to lower volume sales.

Income Taxes

The effective tax rate for the thirteen-week period ended March 31, 2002 is 38.5% compared to an effective rate of 42% for the same period in the prior year. The rate for the current period reflects a statutory federal rate adjusted for state and foreign taxes. The rate differs from the 2001 rate by 3.5 percentage points caused primarily by certain adjustments in the prior period related to the bankruptcy process.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

Cash and cash equivalents at December 29, 2002 were $20.0 million compared to $14.5 million at December 30, 2001, an increase of $5.5 million year-over-year. Cash flow from operating activities for the 2002 year were $13.0 million compared to $14.2 million in 2001, a decrease of $1.2 million year-over-year. Capital expenditures for the 2002 year of $9.6 million were approximately the same compared to the 2001 capital expenditures of $10.2 million. Both years' capital expenditures were in line with management's expectations. The net cash from financing activities for 2002 of $1.8 million compares to net cash used in financing activities in 2001 of $3.1 million, a change year-over-year of $4.9 million. The net cash provided by financing activities in 2002 represents net borrowings of $1.3 million in addition to the proceeds from the exercise of stock options of $.5 million.

Accounts receivable at December 29, 2002 of $26.6 million compares to $23.0 million at December 30, 2001, an increase of $3.6 million. Days sales in accounts receivable at year-end 2002 of 46 days compares to 42 days sales in accounts receivable at year-end 2001, an increase of 4 days.

Inventory at year-end 2002 of $34.1 million compares to $31.6 million at year-end 2001, an increase of $2.5 million. Days sales in inventory at year-end 2002 of 72 days represents an increase of 4 days over the 2001 level of 68 days.

The Company maintains borrowing facilities both domestically and with foreign lenders, the details of which are contained in Note D to the Notes to the Consolidated Financial Statements. The following represents the outstanding debt and available lines of credit at year-end 2002 and 2001:

	2002			2001		
(in thousands)	Current	Non-Current	Total	Current	Non-Current	Total
Domestic bank debt	$ 11,306	$ -	$ 11,306	$ 6,209	$ 2,750	$ 8,959
Foreign bank debt	3,609	4,095	7,704	3,934	3,895	7,829
Total bank debt	14,915	4,095	19,010	10,143	6,645	16,788
Leases	176	198	374	119	175	294
Total borrowings	$ 15,091	$ 4,293	$ 19,384	$ 10,262	$ 6,820	$17,082

Available lines of credit:

	2002	2001
Domestic	$ 5,006	$6,129
Foreign	3,829	1,265
Total	$ 8,835	$7,394

The current domestic loan agreement with Congress Financial Corporation has a covenant requiring the borrowing companies to maintain a twelve-month rolling earnings before interest, taxes, depreciation and amortization (EBITDA) of $15 million (see Note D). The domestic borrowing facility matures in September 2003. The Company is reviewing borrowing alternatives and intends to enter into a new lending arrangement by September 2003.

The Company assumed the liability for the Raymark pension plans as part of the reorganization. Funding for the plans in 2003 is expected to be approximately $7.6 million.

The Company is complying with a Federal Order issued by the U.S. Environmental Protection Agency (EPA) at its manufacturing facility in Crawfordsville, Indiana. The Company reevaluated the projected cost to complete this project in 2002 and determined that, based on work completed to date, the estimate previously received from its environmental engineering firm was not sufficient to complete the project. The Company has employed a new environmental engineering firm and a new construction company to complete this project. The scope of the cleanup plan has not changed, and the additional charge recorded during the year, of $5.4 million, is expected to be sufficient to complete this project.

The Company has an accrued liability at December 29, 2002 of $7.0 million for the completion of the remediation. The Company began the year with an accrued liability of $6.8 million, reduced by payments of $5.2 million and increased by an additional accrual of $5.4 million, providing for the ending accrual of $7.0 million. This remediation project is more fully described under the heading Provision for Environmental Remediation. Additionally, see Note E to the Notes to the Consolidated Financial Statements.

Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received. At December 29, 2002, the Company had tax loss carryforwards of $ 74.8 million and tax credit carryforwards of $1.2 million. The net operating loss carryforwards are allocated between Raytech Corporation and the PI Trust in the amounts of $2.8 million and $72.0 million, respectively. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the net operating losses created by the reorganization, and contributions made to the Raymark pension plan. To the extent Raytech Corporation generates net operating losses in future periods, exclusive of net operating losses attributable to the payments discussed above, those net operating losses will be retained by the Company. The method of allocation in utilizing future net operating losses between the PI Trust and Raytech Corporation has not been determined at this time. Additional tax recoveries expected to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $42.4 million at December 29, 2002.

The Company is under an IRS audit for 1996 through 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax assets associated with, and liability payable to, the PI Trust.

Management believes that existing cash balances, the Company's ability to replace the current lending facility and cash flow from operations during 2003 will be sufficient to meet all of the Company's obligations arising in the normal course of business, including anticipated capital investments.

Financial Risks

The Company maintains lines of credit with United States and foreign banks, as well as other creditors detailed in Note D in the Consolidated Financial Statements. The Company is naturally exposed to various interest rate risk and foreign currency risk in its normal course of business.

The Company effectively manages its accounts receivable as evidenced by the average days sales in trade receivables of 46 days. This allows for minimum borrowings in supporting inventory and trade receivables. Management does not anticipate a significant change in fiscal policy in any of its borrowing markets in 2003 given current economic conditions. Further, the Company can reduce the short-term impact of interest rate fluctuation through deferral of capital investment should the need arise.

The Company maintains borrowings in both fixed rate and variable rate debt instruments. The fixed rate debt at year-end 2002 of $6.3 million had rates of interest that ranged from 2.5% to 6.2%. The variable rate debt at year-end 2002 of $13.1 million had rates of interest that ranged from 4.2% to 9.6%. The variable debt reprices either at prime rate or the Eurodollar rate. The Company has not entered into any interest rate management programs such as interest rate swaps or other derivative type transactions. The amount of exposure which could be created by increases in rates is not considered significant by management.

The local currencies of the Company's foreign subsidiaries have been designated as their functional currencies. Accordingly, financial statements of foreign operations are translated using the exchange rate at the balance sheet date for assets and liabilities, historical exchange rates for elements of stockholders' equity and an average exchange rate in effect during the year for revenues and expenses. Where possible, the Company attempts to mitigate foreign currency translation effects by borrowing in local currencies to fund operations. The Company does not believe that the fluctuation in foreign currency will have a material adverse effect on the Company's overall financial condition. Additionally, the Company does not enter into agreements to manage any currency transaction risks.

Outlook

The Company presently estimates financial performance in 2003 to be similar to the 2002 year financial performance, absent the charges for environmental remediation. There are typical business risks which exist in the domestic and foreign markets, which could negatively impact management's estimate.

Recently Issued Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 145 (SFAS 145) "Recision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The Statement rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, when material, classified as an extraordinary item net of the related income tax effect. FAS 145 also amends FAS 13 to require that certain lease modifications having economic effect similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company adopted the provisions of SFAS No. 145 as of April 1, 2002 except for the provisions which rescind SFAS 4, which will be adopted in fiscal 2003. SFAS 145 did not have an effect on the financial position or results of operations for 2002.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities." The objectives of SFAS No. 146 are to address financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullified Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue No. 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost as defined in Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 will be effective for the Company for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148 (SFAS No. 148) "Accounting for Stock Based Compensation - Transition and Disclosure." This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company adopted the disclosure provisions of this Statement as of December 29, 2002. Should the Company choose to implement the fair value based method for its stock-based compensation in the future, it will be required to adopt the remaining provisions of SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003 are not subject to liability recognition but are subject to expanded disclosure requirements. We do not believe that the adoption of this Interpretation will have a material impact on our consolidated financial position or statement of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." Under FIN 46, which requires companies to consolidate variable interest entities for which the company is deemed to be the primary beneficiary, and to disclose information about variable interest entities in which the company has a significant variable interest. FIN 46 became effective immediately for variable interest entities formed after January 31, 2003 and will become effective in the third quarter of 2003 for any variable interest entities formed prior to February 1, 2003. Raytech Corporation will adopt FIN 46 as it becomes effective but does not have any such entities.

Results of Operations for the Successor Company for the Period April 3, 2001 through December 30, 2001 compared with the Predecessor Company for the Period April 3, 2000 through December 31, 2000

Raytech Corporation revenues for the thirty-nine-week period ended December 30, 2001 were $146.1 million compared to $172.1 million in the same period in the prior year. Raytech Corporation recorded a net loss of $5.6 million for the 39-week period ended December 30, 2001 compared to a net loss of $7.1 billion for the same period in the prior year. The Company recorded $.13 and $2,012.64 loss per basic share for the thirty-nine-week period ended December 30, 2001 and December 31, 2000, respectively.

In developing a comparative analysis of the thirty-nine-week periods ended December 30, 2001 and December 31, 2000, the following table sets forth the quantitative information for the two periods. The periods are unusual due to the recording of certain adjustments relating to the emergence from bankruptcy in 2001 and the recording of the significant amounts pertaining to the liabilities subject to compromise in 2000. It is important for the reader to be aware of these events in reading the comparative information.

	Thirty-Nine-Week Period Ended	
(in thousands)	December 30, 2001 (Successor Company)	December 31, 2000 (Predecessor Company)
Sales	$ 146,050	$ 172,057
Cost of sales	(124,590)	(130,677)
Gross profit	21,460	41,380
Selling, general and administrative expenses	(24,782)	(23,706)
Other	31	166
Operating (loss) profit	(3,291)	17,840
Interest expense	(873)	(1,639)
Reorganization items	(784)	–
Other	598	1,034
Provision for environmental	(5,860)	(450,250)
Provision for asbestos litigation	–	(6,760,000)
Loss before minority interest, income taxes and extraordinary item	(10,210)	(7,193,015)
Income tax benefit	4,564	130,247
Loss before minority interest and extraordinary item	(5,646)	(7,062,768)
Minority interest	(885)	(1,030)
Loss before extraordinary item	(6,531)	(7,063,798)
Extraordinary item	954	–
Net loss	$ (5,577)	$ (7,063,798)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Sales

Worldwide net sales were $146.1 million for the thirty-nine-week period ended December 30, 2001 compared to $172.1 million in the same period in the prior year, a reduction of $26 million or 15.1%. The Wet Friction segment sales for the period of $95.5 million were lower than the prior period amount of $117.9 million by $22.4 million or 19.0%. The sales shortfall in this segment is caused by a reduction in sales in the heavy duty original equipment component of this segment as well as the automotive original equipment market. The poor economy in the United States was the primary reason for this decline. The Aftermarket segment recorded sales of $34.4 million for the thirty-nine-week period ended December 30, 2001 compared to $43.4 million for the same period in the prior year, a reduction of $9.0 million or 20.7%. The reduction is due to the loss of business at major customers. The Dry Friction segment recorded sales for the period of $22.1 million compared to $20.6 million for the same period in the prior year, an increase of $1.5 million or 7.3%. The increase was due substantially to improved production and sales through the facility in China.

The changes in the individual segments are more fully detailed in the Business Segment section.

Gross Profit

The gross profit for the thirty-nine-week period ended December 30, 2001 of $21.5 million is $19.9 million less than the recorded amount of $41.4 million for the same period in the prior year, a decline of 48%. The gross profit expressed as a percentage was 14.7% for the thirty-nine-week period ended December 30, 2001 compared to 24.1% for the same period in the prior year, a decline of 9.4 percentage points. The gross profit was reduced period-over-period by increased amortization of intangibles of $1.5 million and increased depreciation of $1.6 million due to the adjustments to the balance sheet accounts in applying fresh-start accounting. In addition, the gross profit for the period was reduced by $5.9 million due to the step-up in inventory value to fair value also as a consequence of applying fresh-start accounting. The sum of the aforementioned adjustments reduced gross profit by $9 million, or 21.7%, in comparison to the results for the same period in the prior year. The remaining reduction of $10.9 million (26.3%) is a result of the reduced sales period-over-period of $26 million. The 42% impact on gross margin is consistent with the historic contribution margins maintained by the Company. During the 2001 period, the Company instituted various cost reduction programs focused on reducing material and labor costs and the variable components of overhead costs. Overall the number of employees were reduced from 1,642 to 1,531, a reduction of 111 employees or 6.8%.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses for the period April 3, 2001 through December 30, 2001 were $24.8 million compared to $23.7 million for the same period in the prior year, an increase of $1.1 million or 5%. The increase period-over-period is due in part to the increase in the amortization of intangible assets of $.2 million, which is a result of the application of fresh-start accounting. In addition, legal and professional fees for the period amounted to $2.5 million related to environmental issues, certain costs associated with litigation in support of the Raymark actions for recovery of certain assets, other legal matters and other professional fees. Certain of these fees were historically used to offset the Raymark debt (under the Raymark indemnification agreement) in the prior period. In connection with the bankruptcy proceedings, Raytech assumed the liability for the Raymark pension plans. The pension cost for the thirty-nine-week period ended December 30, 2001 amounted to $784 thousand. This plan was not a liability for Raytech in the same period in the prior year. These increased expenses were offset by cost reduction programs, primarily in human resources, within the traditional costs associated with SG&A.

Interest Expense

Interest expense for the thirty-nine-week period ended December 30, 2001 totaled $.9 million compared to $1.6 million in the same period in the prior year, a decrease of $.7 million or 44%. The elimination of the Raymark debt, as a component of the Plan of Reorganization accounted for $.2 million of the decline. The remaining $.5 million was due to the reduction in the domestic borrowing rate from an average of 5.0% for the period April 3, 2001 through December 30, 2001 compared to an average borrowing rate of 9.5% for the same period in the prior year.

Reorganization Items

In connection with the bankruptcy proceedings, Raytech incurred approximately $784 thousand in professional fees during the thirty-nine-week period ended December 30, 2001. These fees related to accounting, legal, consulting and other miscellaneous services.

Provision for Environmental and Asbestos Litigation

The Company recorded an expense for environmental liability during the thirty-nine-week period ended December 30, 2001 of $5.9 million. The Company is complying with a Federal Order issued by the U.S. Environmental Protection Agency (EPA) at its manufacturing facility in Crawfordsville, Indiana. The Company has an accrued liability of $7.4 million at December 30, 2001, which should provide for full remediation and fines in compliance with the Order. See Note E in the Consolidated Financial Statements for more details.

In addition, in the thirty-nine-week period ended December 31, 2000, the Company recorded as a component of the liabilities subject to compromise an expense of $450.3 million, which consisted of $431.8 million in claims from the Federal and certain State Governments for certain environmental issues, $16 million as an estimate for the Raymark pension obligation and $2.5 million for certain claims related to other Raymark employee plans. In addition, an expense of $6.8 billion was recorded during the period to reflect the estimated claims associated with the asbestos litigation. All of the above matters were settled in conjunction with the Plan of Reorganization.

Income Tax Benefit

For tax reporting purposes, the Company's emergence from bankruptcy did not create a new tax reporting entity. Accordingly, the adjustments to adopt fresh-start accounting are not applicable for the Company's tax reporting. Therefore, with the exception of goodwill, these adjustments have created new deferred tax items.

The effective tax rate for the thirty-nine-week period ended December 30, 2001 was a 45% benefit compared to a 1.8% benefit in the same period in the prior year.

The effective tax rate for the year ended December 30, 2001 was 28% compared to 42% for the year ended December 31, 2000, excluding the deferred tax benefit in 2000 referred to below. In calculating the effective tax rate, the distinction between Successor Company and Predecessor Company is not relevant as explained above; therefore, the taxable income for book purposes in 2001 is $93.3 million. The income tax provision for this period is $26.3 million, hence the effective rate for the year is as noted, 28%.

The Company's tax rate differs from the federal statutory rate of 35% due primarily to the effect of recording goodwill as part of the fresh-start adjustments, which reduced the tax rate for the period approximately 9%. Additionally, the effect of providing for certain State, foreign and other tax adjustments increased the effective rate 2%.

In connection with the Company's emergence from bankruptcy, the Company recorded an income tax receivable and payable to the PI Trust in the amount of $38 million resulting from net operating losses arising from the transfer of stock and cash to the PI Trust carried back to 1991 through 2000. Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received. The Company has tax loss carryforwards of $30.2 million and tax credit carryforwards of $4.9 million at December 30, 2001, all of which will inure to the benefit of the PI Trust. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the operating losses created by the reorganization, and contributions made to the Raymark pension plan. To the extent Raytech Corporation generates losses in future periods, exclusive of losses attributable to the payments discussed above, those losses will be retained by the Company. The method of allocation in utilizing future operating losses between the PI Trust and Raytech Corporation has not been determined at this time. Additional tax recoveries to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $41.8 million at December 30, 2001.

The Company has filed for and received in 2002 Federal tax refunds of $32.1 million. Pursuant to the Agreement, Raytech has paid over to the Trust $22.5 million of the refund and retained $9.6 million as required by the holdback provision of the Agreement. The Company expects to file returns relating to the $6 million due from state governments in 2002.

The Company is under audit for 1996 through 1998, and it is anticipated the audit will be expanded through year-end 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or the future audit of the current year, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax asset associated with, and liability payable to, the PI Trust.

At December 30, 2001, the Company had foreign loss carryforwards of $3.1 million (Germany $1.2 million, China $0.2 million and U.K. $1.7 million), which do not expire. A valuation allowance has been provided against the tax benefit of the U.K. carryforwards due to uncertainty of future profitability of these operations.

In 2000, the Company recorded a deferred tax asset of $2.767 billion relating to the tax effects of the liabilities subject to compromise. Total deferred tax assets and liabilities at December 31, 2000 amounted to $2.772 billion. Based on its historical domestic taxable income, the Company expected to realize approximately $140 million of the deferred tax asset through the ten-year carryback of the previously paid domestic taxes and the expected tax benefits during the twenty-year carryforward period. In addition, the Company has recognized a deferred tax asset in connection with German loss carryforwards. Accordingly, the Company in 2000 had recorded a valuation allowance of $2.633 billion against the deferred tax asset to state it at its expected net realizable value. The Plan became effective during 2001 and the liabilities subject to compromise were settled for less than the recorded amount of allowed claims. The net deferred tax asset was adjusted accordingly.

The Company owns 56.95% of the stock of Allomatic Products Company ("APC"). The Company has not recorded a deferred tax liability for the undistributed earnings of APC since management expects that those earnings will be distributed to the Company in a tax-free transaction. However, the deferred tax liability on the undistributed earnings of APC would be approximately $1.0 million at December 30, 2001, if all of APC's earnings were to be distributed through the distribution of dividends.

Extraordinary Item

A note payable to the former AFM principal dated April 1998 was settled in October 2001. The settlement agreement required a payment of $3.1 million. Prior to the settlement, the Company had a note payable of $3.0 million and accrued interest of $1.6 million recorded. The Company has recorded an extraordinary gain in the fourth quarter of 2001 in the amount of $954 thousand net of taxes of $594 thousand, which was comprised substantially of accrued interest.

Business Segment and Geographic Area Results

The following discussion of operating results by industry segment and geographic area relates to information contained in Note F in the Consolidated Financial Statements. Operating profit is income before provision for asbestos litigation, provision for environmental and other claims, income taxes, minority interest, and extraordinary items.

Successor Company Net Sales by Business Segment (in thousands)	
Wet Friction	$95,512
Aftermarket	34,384
Dry Friction	22,074

Wet Friction Segment (in thousands)	Net Sales	Profit
Successor Company		
April 3, 2001 through December 30, 2001	$ 95,512	$ 3,387
Predecessor Company		
April 3, 2000 through December 31, 2000	$117,927	$11,740

Wet Friction Segment

Revenues decreased 19.0% percent to $95.5 million during the period April 3, 2001 through December 30, 2001 as compared with $117.9 million in the same period in the prior year. The decline was caused primarily by the low automobile production in North America as the slow economy impacted the buying patterns of consumers. As inventory levels of automobiles increased during the period April through September 2001, production schedules at our facilities were adjusted to reflect the changes in demand. In the period October through December 2001, automobile sales increased due to favorable financing packages available to consumers. These increased sales served to reduce automobile inventory levels rather than provide for increased production at our facilities. In addition to the impact of the poor economy in the United States, the Company provided price concessions totaling $.9 million. Further, the loss of business in the automobile OEM component of the segment reflected $2.8 million of lost business due to technology changes in certain transmissions manufactured by our customer base. This reduction was offset somewhat by providing components for the new technology. Additionally, the loss of certain business to foreign production amounted to $2.4 million in reduced sales. The remaining sales decline of $12.9 million was attributed to the poor economy.

The operating profit for the thirty-nine-week period ended December 30, 2001 of $3.4 million compared unfavorably to the $11.7 million recorded in the same period in the prior year, a reduction of $8.3 million. The sales reduction of $22.4 million for the period was the cause of the reduced operating profit. The relationship between sales and operating profit reflects a 65% decrease in operating profit as a percentage of reduced sales. The Company was able to maintain this ratio through cost reduction programs, which were implemented in a timely manner.

Aftermarket Segment (in thousands)	Net Sales	Operating Profit
Successor Company		
April 3, 2001 through December 30, 2001	$34,384	$6,035
Predecessor Company		
April 3, 2000 through December 31, 2000	$43,448	$8,207

The Aftermarket segment recorded sales of $34.4 million for the thirty- nine-week period ended December 30, 2001 compared to $43.4 million for the same period in the prior year, a decrease of $9.0 million or 20.7%. The decrease in sales is due to the loss of business at major customers. In addition to the poor economy, this segment lost sales due to the acquisition of a major customer by a group which was more aligned to purchasing friction products from a major competitor of Raytech. This accounted for $6.3 million in reduced sales. Further, another major customer brought in-house the manufacturing of certain steel plate parts, which was reflected in reduced sales of $2.3 million. The remaining sales reduction of $.4 million was attributed to the poor U.S. economy.

Operating profits for the Aftermarket segment for the thirty-nine-week period ended December 30, 2001 were $6.0 million compared to $8.2 million for the same period in the prior year, a reduction of $2.2 million or 26.8%. The Aftermarket segment reacted in a timely manner to the sales decline and reduced costs through an internal reorganization which streamlined certain distribution functions and also reduced costs in the manufacturing process.

Dry Friction Segment (in thousands)	Net Sales	Operating Profit (Loss)
Successor Company		
April 3, 2001 through December 30, 2001	$22,074	$603
Predecessor Company		
April 3, 2000 through December 31, 2000	$20,581	$ (.3)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues of $22.1 million were recorded in the thirty-nine-week period ended December 30, 2001 compared to $20.6 for the same period in the prior year, an increase of $1.5 million or 7.3%. The increase was due to increased sales through the operations in China, which were opened in 1998. Revenues for the China operations for the period were $4.8 million compared to $3.0 million for the same period in 2000, an increase of $1.8 million or 60%. The revenue generated through the German operation was substantially the same as in the same period in the prior year.

The operating profits for this segment for the period of $.6 million compared to a loss in the same period in the prior year of $.3 million, an increase period-over-period of $.9 million. This improved operating profit is attributable entirely to the increased sales through the China facility.

Results of Operations for the Predecessor Company for the Thirteen-Week-Periods ended April 1, 2001 and April 2, 2000

Raytech Corporation recorded net income for the thirteen-week period ended April 1, 2001 of $1.7 million or $.49 per basic share as compared to $4.8 million or $1.38 per basic share for the same period in the prior year. The reduced earnings were due primarily to the slow U.S. economy and the significantly lower automobile production for Raytech's original equipment manufacturing customers. As detailed below, the Wet Friction segment was hardest hit, recording lower sales of $9.9 million compared to 2000, a decline of 22.5%.

The Aftermarket segment was also negatively affected by the poor economy, which is reflected in the reduced sales of $1.9 million compared to the same period in 2000, a reduction of 12.7%.

Net Sales

Worldwide net sales of $55.2 million for the thirteen-week period ended April 1, 2001 were less than net sales for the same period in the prior year of $67.5 million by $12.3 million or 18.2%.

The Wet Friction segment reported sales of $37.0 million in the first quarter of 2001 compared to $47.2 million for the same period in the prior year, a decline of $10.2 million or 21.6%. Approximately 50% of the reduced sales in this segment were due to lower demand from the automotive original equipment customers as the demand for new cars and light trucks was lower in the first quarter of 2001 compared with the prior year first quarter. Additionally, the production of new cars and light trucks was further affected by the apparent desire of the Big 3 U.S. automobile manufacturers to reduce inventory levels. In the North American market, light vehicle production fell approximately 20% period-over-period. In addition to the decline in automobile original equipment sales, this segment was also affected by the loss of a portion of the business of a heavy duty customer. This loss of business to foreign competition accounted for approximately $5.1 million or 50% of the sales decline period-over-period.

The Aftermarket segment reported sales of $13.1 million for the thirteen-week period ended April 1, 2001 compared to $15.0 million for the same period in 2000, a decrease of $1.9 million or 12.7%. The sales decline was due to a variety of issues, most significantly the softness in the U.S. economy and the automobile sector in particular. Further, the competitive issues in this market segment have continued from the prior year.

The Dry Friction segment recorded sales of $8.1 million for the first quarter of 2001 compared to $8.7 million for the same period in the prior year, a decline of $.6 million or 6.9%. The German operation, which represents over 92% of the sales of this segment, reported sales of DM16.0 million in the first quarter of 2001 compared to DM16.3 million in the same period in the prior year. The reduced sales for this segment is substantially due to the decline in the deutsche mark period-over-period.

Gross Profit

Gross profit as a percentage of sales for the thirteen-week period ended April 1, 2001 was 20.6% as compared to 26.8% for the same period in the prior year, a decrease of 6.2 percentage points. The reduced gross profit is a direct result of the reduced sales volume experienced by Raytech in the first quarter of 2001 compared to 2000. The decrease in sales period-over-period was $12.3 million. The resulting decrease in gross profit is caused primarily by under absorbed overhead.

Selling, General and Administrative

Selling, general and administrative expenses decreased 11.5% to $7.7 million, as compared to $8.7 million in the first quarter of the prior year. The decrease is attributable to lower salary expenses and employee reductions.

Interest Expense

Interest expense, excluding Raymark interest, for the period of $.4 million is $.1 million less than the same period in the prior year amount of $.5 million, a reduction of 20%. The reduction in interest expense is due to the 1% reduction in the interest rate on domestic bank debt period-over-period.

Operating Profits

The following discussion of operating results by industry segment relates to information contained in Note F to the Consolidated Financial Statements. Operating profit is income before provision for asbestos litigation, provision for environmental and other claims, income taxes, minority interest and extraordinary items.

Operating profit decreased $5.6 million or 61.5% in the first quarter of 2001 to $3.5 million as compared to $9.1 million in the first quarter of 2000. The decline in operating profit, as more fully explained below, was due to the reduced sales of $12.3 million as compared to the same period in the prior year.

The Wet Friction segment posted operating profit of $1.3 million in the first quarter of 2001 as compared to $6.4 million in 2000, a decline of $5.1 million or 79.7%. The decline in sales of this segment of 21.4%, or $10.1 million, and the resulting under absorption of overhead, was the primary cause of the reduced operating profit in this segment; a more detailed discussion of sales is contained in the "Net Sales" section of this report. Raytech Corporation has taken certain steps to address the decreased operating profit in this segment, including reductions in both the hourly and salaried work force, wage and new hire containment programs and a stronger focus on reducing material costs.

The cost containment programs outlined above are in place in all segments of Raytech.

The Aftermarket segment recorded an operating profit in the first quarter of $2.1 million, which was less than the prior year amount of $2.6 million by $.5 million or 19.2%. The reduced operating profit reflects the impact of the lower sales, compared period to period of $1.9 million.

The Dry Friction segment recorded operating profit of $.8 million compared to $1.0 million in the same period in the prior year, a reduction of $.2 million or 20%. The operating profit decline is due substantially to negative currency translations.

Income Taxes

The effective tax rate for the thirteen-week period ended April 1, 2001 was 42%, which is the same tax rate used in the same period in the prior year. The rate differs from the statutory federal rate principally because of state and foreign taxes.

Quantitative and Qualitative Disclosures about Market Risk

See Management's Discussion and Analysis.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

At Fiscal Year Ended	December 29, 2002	December 30, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 19,983	$ 14,463
Restricted cash	2,027	5,396
Trade accounts receivable, less allowance of $824 for 2002 and $729 for 2001	26,640	22,961
Inventories, net	34,057	31,562
Income tax receivable	4,793	37,877
Other current assets	5,078	7,048
Total current assets	92,578	119,307
Property, plant and equipment	131,378	119,678
Less accumulated depreciation	(25,257)	(10,386)
Net property, plant and equipment	106,121	109,292
Intangible assets, net	70,562	72,790
Deferred income taxes	21,906	16,600
Other assets	3,054	2,799
Total assets	$294,221	$320,788
Liabilities		
Current liabilities		
Notes payable and current portion of long-term debt	$ 15,091	$ 10,262
Current portion of pension obligation	8,030	7,049
Accounts payable	15,089	13,268
Accrued liabilities	26,258	22,694
Payable to the PI Trust	4,793	37,877
Total current liabilities	69,261	91,150
Long-term debt	4,293	6,820
Pension obligation	12,815	15,409
Postretirement benefits other than pension	13,800	12,876
Deferred payable to the PI Trust	42,356	41,759
Other long-term liabilities	827	987
Total liabilities	143,352	169,001
Minority interest	8,759	7,704
Commitments and contingencies		
Shareholders' Equity		
Capital stock		
Cumulative preferred stock, no par value 5,000,000 shares authorized, none issued and outstanding	–	–
Common stock, par value $1.00, 50,000,000 shares authorized, 41,701,554 and 41,528,520 issued and outstanding for 2002 and 2001, respectively	41,701	41,528
Additional paid in capital	117,458	116,843
Accumulated deficit	(8,402)	(5,577)
Accumulated other comprehensive loss	(8,647)	(8,711)
Total shareholders' equity	142,110	144,083
Total liabilities and shareholders' equity	$294,221	$320,788

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Successor Company		Predecessor Company	
Fiscal year	For the Year Ended 2002	For the Period April 3, 2001 to Dec. 30, 2001	For the Period Jan. 1, 2001 to April 2, 2001	For the Year Ended 2000
Net sales	$ 209,866	$ 146,050	$ 55,205	$ 239,532
Cost of sales	(173,095)	(124,590)	(43,811)	(180,043)
Gross profit	36,771	21,460	11,394	59,489
Selling, general and administrative expenses	(32,331)	(24,782)	(7,742)	(32,440)
Other operating income, net	–	31	–	166
Operating profit (loss)	4,440	(3,291)	3,652	27,215
Currency transaction (loss) gain	(352)	194	55	316
Interest expense – Raymark	–	–	(70)	(262)
Interest expense	(903)	(873)	(374)	(1,956)
Reorganization items	–	(784)	99,996	–
Other income, net	529	404	235	1,028
Income (loss) before provision for asbestos litigation, provision for environmental claims, income taxes, minority interest and extraordinary items	3,714	(4,350)	103,494	26,341
Provision for environmental and other claims	(5,400)	(5,860)	–	(450,250)
Provision for asbestos litigation	–	–	–	(6,760,000)
(Loss) income before income taxes, minority interest and extraordinary items	(1,686)	(10,210)	103,494	(7,183,909)
Income tax (provision) benefit	(84)	4,564	(30,846)	126,422
(Loss) income before minority interest and extraordinary items	(1,770)	(5,646)	72,648	(7,057,487)
Minority interest	(1,055)	(885)	(314)	(1,491)
(Loss) income before extraordinary items	(2,825)	(6,531)	72,334	(7,058,978)
Extraordinary items, net of taxes of $594 and $135,977	–	954	6,922,923	–
Net (loss) income	$ (2,825)	$ (5,577)	$ 6,995,257	$ (7,058,978)
Basic (loss) earnings per share	$ (.07)	$ (.13)	$ 1,778.88	$ (2,015.40)
Diluted (loss) earnings per share	$ (.07)	$ (.13)	$ 1,772.62	$ (2,015.40)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor Company		Predecessor Company	
Fiscal year	For the Year Ended 2002	For the Period Apr. 3, 2001 to Dec. 30, 2001	For the Period January 1, 2001 to April 2, 2001	For the Year Ended 2000
Cash flows from operating activities:				
Net (loss) income	$ (2,825)	$(5,577)	$ 6,995,257	$(7,058,978)
Adjustments to reconcile net (loss) income to net cash provided by operations:				
Deferred income tax	(2,068)	(5,661)	29,395	(136,273)
Inventory fair value adjustments	–	5,923	–	–
Depreciation and amortization	17,171	12,253	3,382	12,367
Reorganization items, fresh-start adjustments	–	–	(99,996)	–
Extraordinary items	–	(954)	(6,922,923)	–
Income applicable to minority interest	1,055	885	314	1,491
Adjustment for asbestos-related claims	–	–	–	7,210,250
Net loss on sale of fixed assets	91	133	6	515
Other non-cash items	(1,586)	(551)	423	(705)
Changes in operating assets and liabilities:				
Trade accounts receivable	(3,218)	6,598	(5,097)	6,972
Income tax receivable	33,084	–	–	–
Inventories	(1,720)	1,119	383	(298)
Other current assets	3,461	(2,400)	(1,339)	877
Other long-term assets	(1,362)	189	(234)	(893)
Accounts payable	1,524	(404)	1,088	(4,006)
Payable to the PI Trust	(32,487)	–	–	–
Accrued liabilities	5,428	3,154	(3,474)	1,451
Other long-term liabilities	(3,591)	1,967	342	1,159
Net cash provided by (used in) operating activities	12,957	16,674	(2,473)	33,929
Cash flows from investing activities:				
Capital expenditures	(9,648)	(7,488)	(2,717)	(13,539)
Proceeds on sales of property, plant and equipment	125	131	10	167
Net cash used in investing activities:	(9,523)	(7,357)	(2,707)	(13,372)
Cash flows from financing activities:				
Net (payments) borrowings (on) from short-term notes	2,579	(2,710)	2,113	(12,668)
Proceeds from long-term borrowings	240	105	32	5,717
Principal payments on long-term debt	(1,547)	(1,153)	(482)	(636)
Payments on borrowings from Raymark	–	–	(703)	(9,616)
Cash overdrafts	–	–	(371)	(622)
Exercise of stock options	540	19	–	105
Net cash provided by (used in) financing activities	1,812	(3,739)	589	(17,720)
Effect of exchange rate changes on cash	274	14	(78)	(43)
Net change in cash and cash equivalents	5,520	5,592	(4,669)	2,794
Cash and cash equivalents at beginning of period	14,463	8,871	13,540	10,746
Cash and cash equivalents at end of period	$19,983	$14,463	$ 8,871	$ 13,540

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except shares)

	Common Stock	Additional Paid in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock at Cost (2,132,059 Shares)	Total
Predecessor Company:						
Balance,						
January 2, 2000	$ 5,613	$ 70,564	$ 9,337	$ (165)	$ (4,561)	$ 80,788
Comprehensive loss:						
Net loss			(7,058,978)			(7,058,978)
Changes during the year				(1,053)		(1,053)
Total comprehensive loss			(7,058,978)	(1,053)		(7,060,031)
Stock options exercised						
(38,409 shares)	38	67				105
Balance,						
December 31, 2000	5,651	70,631	(7,049,641)	(1,218)	(4,561)	(6,979,138)
Comprehensive income:						
Net income			6,995,257			6,995,257
Changes during the period				(284)		(284)
Total comprehensive income			6,995,257	(284)		6,994,973
Reorganization	35,870	46,200	54,384	1,502	4,561	142,517
Balance,						
April 2, 2001	$41,521	$116,831	$ –	$ –	$ –	$ 158,352
Successor Company:						
Balance						
April 2, 2001	$41,521	$116,831	$ –	$ –	$ –	$ 158,352
Comprehensive loss:						
Net loss			(5,577)			(5,577)
Changes during the period				(8,711)		(8,711)
Total comprehensive loss			(5,577)	(8,711)		(14,288)
Stock options exercised						
(6,596 shares)	7	12				19
Balance,						
December 30, 2001	41,528	116,843	(5,577)	(8,711)		144,083
Comprehensive loss:						
Net loss			(2,825)			(2,825)
Changes during the year				64		64
Total comprehensive loss			(2,825)	64		(2,761)
Stock options exercised						
(173,034 shares)	173	367				540
Tax benefits associated						
with stock options		248				248
Balance,						
December 29, 2002	$41,701	$117,458	$ (8,402)	$ (8,647)	$ –	$ 142,110

The accompanying notes are an integral part of these statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise noted, except per share data)

Note A – Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Raytech Corporation and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The investment by third parties in Allomatic Products Company is accounted for as minority interest in the consolidated financial statements. Certain amounts for prior years have been reclassified to conform to the current year's presentation. The more significant accounting policies follow:

1. Nature of Operations

Raytech Corporation and its subsidiaries manufacture and distribute engineered products for heat resistant, inertia control, energy absorption and transmission applications. The Company's operations are categorized into three business segments: Wet Friction, Dry Friction and Aftermarket. These segments are more fully described in Note F - Segment Information. Demand for the Company's product is derived primarily from the automotive original equipment markets for both manual and automatic transmissions, the original equipment markets for agriculture, construction and mining equipment and the aftermarket for primarily automatic transmission products. All of these markets are highly competitive and can be highly influenced by prevailing economic conditions.

Raytech Corporation ("Raytech" or the "Company") was incorporated in June 1986 in Delaware and held as a subsidiary of Raymark Corporation ("Raymark"). In October 1986, Raytech became the publicly traded (NYSE) holding company of Raymark stock through a triangular merger restructuring plan approved by Raymark's shareholders whereby each share of common stock of Raymark was automatically converted into a share of Raytech common stock. In May 1988, Raytech divested all of the Raymark stock. In accordance with the restructuring plan, Raytech, through its subsidiaries, purchased certain non-asbestos businesses of Raymark. Despite the restructuring plan implementation and subsequent divestiture of Raymark, Raytech was named a co-defendant with Raymark and other named defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark. In order to stay the asbestos-related litigation, on March 10, 1989, Raytech filed a petition seeking relief under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court, District of Connecticut.

2. Emergence from Bankruptcy

The Effective Date of the Company's emergence from bankruptcy was April 18, 2001; however, for accounting purposes, the Company has accounted for the reorganization and fresh-start adjustments on April 2, 2001. All financial information prior to that date is presented as pertaining to the Predecessor Company while all financial information after that date is presented as pertaining to the Successor Company. Accordingly, the Statement of Operations includes the results of the reorganization and fresh-start adjustments in the period January 1, 2001 to April 2, 2001 as Predecessor Company information. Consequently, after giving effect to the reorganization and fresh-start adjustments, the financial statements of the Successor Company are not comparable to those of the Predecessor Company. For financial reporting purposes, the results of the Predecessor Company and the Successor Company cannot be combined for the 2001 fiscal year.

3. Fiscal Year

The Company reports on a 52-53 week fiscal year; the last three fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000.

4. Cash Equivalents

Cash equivalents are recorded at cost, which approximates fair value and consist of certificates of deposit with maturities of three months or less when purchased.

5. Inventories

Inventories are stated at the lower of cost or market with cost determined primarily by using the FIFO (first in, first out) method. Costs included in inventories consist of materials, labor and manufacturing overhead, which are related to the purchase and production of inventories.

6. Property, Plant and Equipment

Property, plant and equipment was adjusted on April 2, 2001 to reflect their fair values based on independent appraisals. Additions subsequent to April 2, 2001 have been recorded at cost. Depreciation is based on the estimated service life of the related asset and is provided using the straight line method. Maintenance and repairs that do not increase the useful life of an asset are expensed as incurred. Interest is capitalized on major capital expenditures during the period of construction and to the date such asset is placed in service. Upon disposal of property, plant and equipment, the appropriate accounts are reduced by the related costs and accumulated depreciation. The resulting gains or losses are reflected in the Consolidated Statements of Operations. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount many not be recoverable. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized, and the asset is written down to its fair value.

7. Intangible Assets

Intangible assets subsequent to April 2, 2001 consist of goodwill, trademarks, unpatented technology, and distribution base. The unpatented technology and distribution base are being amortized on a straight line basis between 6 and 20 years. The Company periodically evaluates the carrying value of these intangible assets when events and circumstances warrant such a review. The carrying value is considered impaired and written down to its appropriate value when the anticipated undiscounted cash flow from such asset is separately identified and is less than its carrying value. The goodwill and trademarks are considered to be indefinite-lived assets, and are not being amortized. The goodwill is reviewed for impairment at the reporting unit level annually. Trademarks are reviewed for impairment annually. The carrying value of trademarks and goodwill is considered impaired when the carrying value exceeds its implied fair value.

Prior to April 2, 2001, intangible assets consisted of goodwill and the intangible pension asset. Goodwill was amortized on a straight-line basis over 40 years or less. The intangible pension asset was remeasured and adjusted annually through an actuarial calculation.

8. Income Taxes

The Company accounts for income taxes using the liability method which recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

The Company has not provided for deferred U.S. taxes on the undistributed earnings of its foreign subsidiaries since a taxable distribution of those earnings is not anticipated. In addition, deferred U.S. income taxes have not been provided on the cumulative translation adjustment component of accumulated other comprehensive loss in shareholders' equity due to management's decision to permanently reinvest those earnings.

9. Earnings Per Share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of common and dilutive potential common shares during the year.

10. Translation of Foreign Currencies

The local currencies of the Company's subsidiaries in Germany, the United Kingdom and China have been designated as their functional currencies. Accordingly, financial statements of foreign operations are translated using the exchange rate at the balance sheet date for assets and liabilities, historical rates for elements of stockholders' equity and an average exchange rate in effect during the year for revenue and expense items. The effects of translating the Company's foreign subsidiaries' financial statements are recorded as a component of other accumulated comprehensive loss in shareholders' equity. Gains and losses on intercompany foreign currency transactions that are of a long-term investment nature are reported as translation adjustments as a component of other accumulated comprehensive loss in shareholders' equity.

11. Revenue Recognition

In accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which became effective in 2000, revenue from the sale of the Company's products is recognized upon shipment to the customer and when title has transferred. Substantially all of the Company's revenues are derived from fixed price purchase orders. Costs and related expenses to manufacture the products are recorded as costs of sales when the related revenue is recognized. The Company establishes bad debt reserves based on historical experience and believes that collections of revenues, net of the bed debt reserves, is reasonably assured.

12. Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent assets and liabilities and the reported revenues and expenses made in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates include inventory, receivables and environmental reserves; depreciable lives of property, plant and equipment and intangible assets; pension and other post retirement and postemployment benefits; and the recoverable value of deferred tax assets.

13. Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated or if an amount is likely to fall within a range and no amount within the range can be determined to be the better estimate, the minimum amount of the range is recorded. Environmental remediation obligations are not recorded on a discounted basis. Revenues from insurance carriers relating to environmental matters are not recorded until it is probable that such recoveries will be realized.

14. Stock-Based Compensation

SFAS No. 123 encourages a fair value based method of accounting for employee stock options and similar equity instruments, which generally would result in the recording of additional compensation expense in the Company's financial statements. The Statement also allows the Company to continue to account for stock-based employee compensation using the intrinsic value for equity instruments using APB Opinion No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148. Accordingly, no compensation cost has been recognized for the stock option plans in the accompanying financial statements.

There was no pro forma impact on net income (loss) for the Successor Company or Predecessor Company during any of the periods presented. The options outstanding were fully vested in 1999. The fair value of the options granted during 1998 was estimated at $2.01 per common share on the date of grant, using the Black-Scholes option pricing model with the following assumptions: the expected volatility was 54%, the dividend yield was $0, the risk free interest rate used was 5.42% and the expected life of four years was used for the options.

15. Website Access to Information

Raytech maintains a website at www.raytech.com, which provides, free of charge, access to its annual report on Form 10-K, quarterly reports on Form 10-Q and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with, or furnished to the Securities and Exchange Commission.

16. Recently Issued Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 145 (SFAS 145) "Recision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The Statement rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, when material, classified as an extraordinary item net of the related income tax effect. SFAS No. 145 also amends SFAS 13 to require that certain lease modifications having economic effect similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company adopted the provisions of SFAS No. 145 as of April 1, 2002 except for the provisions which rescind SFAS 4, which will be adopted in fiscal 2003. SFAS 145 did not have an effect on the financial position or results of operations for 2002.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities." The objectives of SFAS No. 146 are to address financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullified Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue No. 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost as defined in Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 will be effective for the Company for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148 (SFAS No. 148) "Accounting for Stock Based Compensation - Transition and Disclosure." This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company adopted the disclosure provisions of this Statement as of December 29, 2002. Should the Company choose to implement the fair value based method for its stock-based compensation in the future, it will be required to adopt the remaining provisions of SFAS No. 148.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003 are not subject to liability recognition but are subject to expanded disclosure requirements. We do not believe that the adoption of this Interpretation will have a material impact on our consolidated financial position or statement of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." Under FIN 46, which requires companies to consolidate variable interest entities for which the company is deemed to be the primary beneficiary, and to disclose information about variable interest entities in which the company has a significant variable interest. FIN 46 became effective immediately for variable interest entities formed after January 31, 2003 and will become effective in the third quarter of 2003 for any variable interest entities formed prior to February 1, 2003. Raytech Corporation will adopt FIN 46 as it becomes effective but does not have any such entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B – Inventories

Net Inventories

Inventories, net of inventory reserves, are as follows:

	Successor Company	
	2002	2001
Raw material	$11,049	$10,829
Work in process	8,349	7,207
Finished goods	14,659	13,526
	$34,057	$31,562

	Successor Company		Predecessor Company	
Inventory Reserves	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Beginning balance	$2,427	$2,901	$3,025	$2,579
Provisions for obsolete and slow moving inventory	858	407	30	869
Charge-offs	(111)	(881)	(154)	(423)
Ending balance	$3,174	$2,427	$2,901	$3,025

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company adjusted the value of its inventories by $5.9 million on the Effective Date to their estimated selling prices less costs to complete, cost of disposal and a reasonable profit allowance for the completing and selling effort as required by fresh-start reporting. This adjustment of $5.9 million was recorded as cost of sales in the Statement of Operations during the second quarter of 2001 as the inventory was sold.

Note C – Property, Plant and Equipment

Property, plant and equipment, at cost, is summarized as follows:

At	2002	2001
Land	$ 3,999	$ 3,889
Buildings and improvements	30,920	29,343
Machinery and equipment	90,728	83,676
Capital leases	796	445
Construction in progress	4,935	2,325
	131,378	119,678
Less accumulated depreciation	(25,257)	(10,386)
Net property, plant and equipment	$106,121	$109,292

The estimated useful life for buildings and improvements range from 5 to 40 years; the estimated useful lives for machinery and equipment range from 3 to 20 years.

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company adjusted the value of property, plant and equipment to reflect the fair values of the assets as determined by independent third-party appraisers. This included the elimination of accumulated depreciation on that date.

Capital leases consist primarily of automobiles, telephones and computer equipment and are amortized over the economic life of the assets or the term of the leases, whichever is shorter. Maintenance and repairs charged to expense amounted to approximately $9,355 for 2002 (Successor Company), $6,651 for the period April 3, 2001 to December 30, 2001 (Successor Company), $2,028 for the period January 1, 2001 to April 2, 2001 (Predecessor Company), and $10,601 for 2000 (Predecessor Company). Depreciation expense relating to property, plant and equipment was $14,943 for the year ended 2002 (Successor Company). Depreciation expense was $10,585 for the period April 3, 2001 to December 30, 2001 (Successor Company), $3,180 for the period January 1, 2001 to April 2, 2001 (Predecessor Company) and $11,545 for 2000 (Predecessor Company).

Note D – Debt

Debt consists of the following:

	2002			2001		
(in thousands)	Current	Non-Current	Total	Current	Non-Current	Total
Domestic bank debt	$ 11,306	$ –	$ 11,306	$ 6,209	$ 2,750	$ 8,959
Foreign bank debt	3,609	4,095	7,704	3,934	3,895	7,829
Total bank debt	14,915	4,095	19,010	10,143	6,645	16,788
Leases	176	198	374	119	175	294
Total borrowings	$ 15,091	$ 4,293	$ 19,384	$10,262	$ 6,820	$17,082

The aggregate maturities of debt are as follows:

2003	$15,091
2004	982
2005	786
2006	751
2007	697
Thereafter	1,077
	$19,384

The domestic bank debt of the Company is at variable interest rates, and the carrying amount approximates fair value. The Company maintains certain of its foreign borrowings in fixed rate debt which approximates market value.

Domestic Bank Debt

The Company, through its subsidiaries Raybestos Products Company and Raytech Automotive Components Company, maintains a Loan and Security Agreement ("Agreement"), with Congress Financial Corporation ("Congress"). The Agreement provides for Raybestos Products Company ("RPC") and Raytech Automotive Components Company ("RACC") to borrow up to $30 million in the aggregate. The Agreement consists of a $25 million revolving line of credit and a term loan of $5 million. The revolving line of credit is limited through a formula which provides availability based on qualified accounts receivable and inventory. The term note is payable in 36 monthly payments of $83, commencing November 1, 2000 and maturing on September 30, 2003, with the final payment being the remainder of the balance. The revolving line of credit also matures September 30, 2003. The revolving line of credit and the term note are collateralized by accounts receivable, inventory and machinery and equipment. The notes bear interest at either 2.25% above the adjusted Eurodollar rate or prime rate at the discretion of the Company. The interest rates at December 29, 2002 and December 30, 2001 were 4.25% and 5.0%, respectively. The agreement includes certain covenants, the most restrictive of which requires the borrowers to maintain quarterly minimum twelve-month rolling earnings before interest, taxes, depreciation and amortization (EBITDA) of $15 million. At December 29, 2002 and December 30, 2001, the net pledged assets of RPC and RACC amounted to $90.3 million and $90.9 million, respectively, consisting of cash, accounts receivable, inventory, property, plant and equipment and all other tangible and intangible assets. At December 29, 2002 and December 30, 2001, the outstanding balance from the revolving line of credit amounted to $8.6 million and $5.2 million, respectively, with $5.0 million and $6.1 million, respectively, available in additional borrowings (availability is determined based on qualified accounts receivable and inventory). The balance under the term loan at December 29, 2002 and December 30, 2001 was $2.7 million and $3.7 million, respectively, of which $2.7 million and $1.0 million is classified as current at December 29, 2002 and December 30, 2001, respectively.

The Company is reviewing borrowing alternatives and intends to enter into a new lending arrangement by September 2003.

Foreign Bank Debt

The Company's wholly-owned German subsidiary, Raybestos Industrie-Produkte GmbH ("RIP"), has available lines of credit with several German banks amounting to EUR5.0 million ($5.2 million) as of December 29, 2002 and EUR4.1 ($3.6 million) at December 30, 2001. Interest is charged at rates between 5.07% and 8.0%. The lines are repayable on demand. The amounts outstanding under these available lines of credit at December 29, 2002 and December 30, 2001 (which includes Raytech Composites Europe ["RCE"] in 2001) were EUR1.4 million ($1.4 million) and EUR2.7 million ($2.4 million), respectively, and are classified as current debt. At December 29, 2002 and December 30, 2001, the remaining available lines of credit amounted to EUR3.6 million ($3.8 million) and EUR1.3 million ($1.2 million), respectively.

At December 29, 2002 and December 30, 2001, RIP and RCE had various loan agreements with Commerzbank for EUR4.5 million ($4.8 million). The maturities range from September 2006 through December 2012. The loans bear interest at rates ranging from 2.5% through 6.2%. At December 29, 2002 and December 30, 2001, respectively, the net pledged assets amounted to EUR10.2 million ($10.7 million) and EUR10.8 million ($9.6 million), consisting of machinery and equipment. At December 29, 2002 and December 30, 2001 the outstanding balances were EUR4.5 ($4.8 million) and EUR4.9 million ($4.3 million), respectively. The current portion of this debt is EUR.6 million ($.7 million) and EUR.5 million ($.4 million) at December 29, 2002 and December 30, 2001, respectively.

In September 2002, the Company's wholly-owned Chinese subsidiary [Raybestos Friction Products (Suzhou) Co. Ltd. ("RFP")] entered into a loan agreement with the ABC Bank of China. The loan bears interest at 2.58% per annum and matures in September 2003. As of December 29, 2002 the loan amounted to Rmb 9 million ($1.1 million) and is classified as current debt. In July 2002, RFP entered into a loan agreement with the ABC Bank of China for Rmb 5.0 million ($.6 million). The loan bears interest at 2.76% per annum and matures in July 2003. As of December 29, 2002, the balance due on the loan amounted to Rmb 3.3 ($.4 million) and is classified as current debt.

In December 2001, RFP entered into a loan agreement with the Industrial and Commercial Bank of China. The loan bears interest at 5.85% per annum and matured in December 2002. As of December 30, 2001, the balance due on the loan amounted to Rmb 4.0 million ($.5 million) and is classified as current debt. In December 2000, RFP entered into a loan agreement with the Industrial and Commercial Bank of China for Rmb 5.0 million ($.6 million). The loan bears interest at 5.94% per annum and matured in December 2002. This was classified as current in 2001.

The weighted average rates on all domestic and foreign bank notes payable at December 29, 2002 and December 30, 2001 were 4.04% and 5.81%, respectively.

Note Payable to Former AFM Principal

The note payable to the former AFM principal dated April 1998 was settled in October 2001. The settlement agreement required a payment of $3.1 million. Prior to the settlement, the Company had a note payable of $3.0 million and accrued interest of $1.6 million recorded related to this debt. Accordingly, the Company has recognized an extraordinary gain in the fourth quarter of 2002 in the amount of $1.0 million net of taxes of $.6 million.

Raymark Debt

The Raymark debt is the result of the purchase of the Wet Clutch and Brake Division and a German subsidiary from Raymark in 1987. Prior to April 2, 2001, costs incurred by the Company, which were subject to an indemnification clause contained in the debt agreement, were being applied as a reduction of the note obligation. These costs amounted to $0 for the period January 1, 2001 to April 2, 2001 (Predecessor Company) and $9.6 million for 2000 (Predecessor Company).

Upon emergence from the Plan of Reorganization, the Raymark debt was canceled per agreement between Raymark and Raytech. The amount canceled amounted to $10,709 plus accrued interest.

Note E – Litigation

The Company is subject to certain legal matters that have arisen in the ordinary course of business, and management does not expect them to have a material adverse effect. In addition, the Company is involved in the following litigation.

In April 1996, the Indiana Department of Environmental Management ("IDEM") advised Raybestos Products Company ("RPC"), a wholly-owned subsidiary of the Company, that it may have contributed to the release of lead and PCB's (polychlorinated biphenyls) found in a drainage ditch near its Indiana facility. In June 1996, IDEM named RPC as a potentially responsible party ("PRP"). RPC notified its insurers of the IDEM action and one insurer responded by filing a complaint in January 1997 in the U.S. District Court, Southern District of Indiana, captioned Reliance Insurance Company vs. RPC seeking a declaratory judgment that any liability of RPC is excluded from its policy with RPC. In January 2000, the District Court granted summary judgment to RPC, indicating that the insurer has a duty to defend and indemnify losses stemming from the IDEM claim. However, in June 2001, Reliance Insurance Company was placed in rehabilitation in Pennsylvania. The effect upon RPC's claim is not known at this time. Three additional insurers have been added to the Reliance case as ordered by the District Court. IDEM has turned the matter over to the U.S. Environmental Protection Agency ("EPA"). In December 2000, the EPA issued a Unilateral Administrative Order under CERCLA ("Order") demanding removal of contaminated soils from the referenced drainage ditch. RPC has prepared a plan for implementation and is in compliance with the cleanup Order. The Company has estimated that the cost to comply with the Order will be approximately $14.3 million of which $7.3 million has been spent through December 29, 2002. The remaining balance of $7.0 million is included in accrued liabilities. It is at least reasonably possible that the assessment of estimated costs to comply with the Order may be modified as the project progresses and that there may be additional assessments from the EPA.

Prior to IDEM's relinquishment of control of the cleanup to the EPA, IDEM and RPC had reached an Agreed Order providing for a risk-based remediation of the contamination different from the EPA's Order. IDEM withdrew from the Agreed Order, which was ruled to be a breach of contract by an Indiana State Superior Court. In July 2002, RPC filed an action against IDEM for damages based on the difference between the costs of cleanup under the EPA Order and the IDEM Agreed Order. The outcome of this litigation is not known.

In February 2002, lawyers claiming to represent the Committee of Equity Holders filed a motion in U.S. Bankruptcy Court to compel Raytech to either issue up to approximately 700,000 additional shares to the pre-reorganization holders of shares in Raytech or their successors or to proportionately reduce the shareholdings of the general unsecured creditor shareholders under the Plan of Reorganization. The ultimate outcome of this matter is unknown; however, it is possible that its resolution could cause the Company to issue additional shares to the original shareholder group, or to retire shares held by the general unsecured creditor shareholder group. This might directly impact the earnings per share calculations of the Company. The Company has filed a motion for summary judgment asking the Court to dismiss the action.

On January 8, 2002, the Michigan Department of Environmental Quality ("MDEQ") sent the Company a letter alleging responsibility for trichloroethylene ("TCE") contamination at a Ferndale, Michigan, industrial site formerly occupied by Advanced Friction Materials Company ("AFM") from 1974 to 1985. AFM was acquired by the Company in 1998. The Company is cooperating with the MDEQ in evaluating the subsurface of the site to obtain data concerning the alleged contamination. The Company's liability at this site is indeterminable at this time.

Note F – Segment Reporting

The Company's operations are categorized into three business segments based on management structure, product type and distribution channel as described below.

The Wet Friction segment produces specialty engineered products for heat resistant, inertia control, energy absorption and transmission applications. The Company markets its products to automobile original equipment manufacturers and heavy duty original equipment manufacturers, as well as farm machinery, mining, truck and bus manufacturers.

The Dry Friction segment produces engineered friction products, primarily used in original equipment automobile and truck transmissions. The clutch facings produced by this segment are marketed to companies who assemble the manual transmission systems used in automobiles and trucks.

The Aftermarket segment produces specialty engineered products primarily for automobile and lift truck transmissions. In addition to these products, this segment markets transmission filters and other transmission related components. The focus of this segment is marketing to warehouse distributors and certain retail operations in the automotive aftermarket.

In 2001, the Company recorded the impact of fresh-start reporting as a part of its corporate expenses. As a result, the segments do not reflect any adjustments for fresh-start accounting (see Note R). The Company in 2002 continues to report those adjustments related to fresh-start accounting as corporate expenses.

Information relating to operations by industry segment follows:

	Successor Company		Predecessor Company	
	2002	April 3, 2001 to Dec. 30, 2001	Jan. 1, 2001 to April 2, 2001	2000
Net Sales				
Wet Friction	$137,930	$ 95,512	$ 37,047	$ 165,113
Aftermarket	46,192	34,384	13,111	58,473
Dry Friction	35,244	22,074	8,147	29,306
Intersegment elimination[1]	(9,500)	(5,920)	(3,100)	(13,360)
Net sales to external customers	$209,866	$146,050	$ 55,205	$ 239,532
Gross Profit				
Wet Friction	$ 19,724	$ 15,201	$ 5,513	$ 35,676
Aftermarket	12,993	9,814	3,555	17,253
Dry Friction	8,856	4,829	2,272	6,613
Corporate	(4,802)	(8,384)	54	(53)
Consolidated	$ 36,771	$ 21,460	$ 11,394	$ 59,489
Operating Profit (Loss)[2]				
Wet Friction	$ 3,276	$ 3,387	$ 1,327	$ 18,102
Aftermarket	7,990	6,035	2,109	10,806
Dry Friction	2,452	603	754	716
Corporate [4]	(15,404)	(20,235)	99,304	(7,213,533)
Consolidated	$ (1,686)	$ (10,210)	$ 103,494	$ (7,183,909)
Depreciation				
Wet Friction	$ 8,945	$ 6,161	$ 2,112	$ 7,869
Aftermarket	1,553	1,167	491	1,579
Dry Friction	2,664	1,607	563	2,051
Corporate	1,781	1,650	14	46
Consolidated	$ 14,943	$ 10,585	$ 3,180	$ 11,545
Interest Expense, Net				
Wet Friction	$ 1,282	$ 409	$ 242[3]	$ 1,353[3]
Aftermarket	(39)	20	44	239[3]
Dry Friction	841	412	154	452
Corporate	(1,181)	32	4	174
Consolidated	$ 903	$ 873	$ 444	$ 2,218
Expenditures for Property, Plant, and Equipment				
Wet Friction	$ 5,010	$ 4,707	$ 1,822	$ 8,491
Aftermarket	1,068	1,061	127	2,299
Dry Friction	3,444	1,669	768	2,680
Corporate	126	51	-	69
Consolidated	$ 9,648	$ 7,488	$ 2,717	$ 13,539
Segment Assets				
Wet Friction	$ 95,369	$ 97,821	$ 113,403	$ 110,404
Aftermarket	31,031	27,376	32,427	33,473
Dry Friction	32,230	39,869	23,591	22,927
Corporate	135,591	155,722	154,215	153,512
Consolidated	$294,221	$320,788	$ 323,636	$ 320,316

	Successor Company		Predecessor Company	
	2002	April 3, 2001 to Dec. 30, 2001	Jan. 1, 2001 to April 2, 2001	2000
Long-Lived Assets by Geographic Location				
United States	$ 84,996	$ 90,747	$ 65,525	$ 65,438
Germany	13,362	11,356	9,291	10,012
Other foreign countries	7,763	7,189	7,322	7,255
Consolidated	$ 106,121	$109,292	$ 82,138	$ 82,705
Sales by Geographic Location				
United States	$ 161,020	$116,129	$ 43,379	$ 199,634
Germany	38,218	25,094	10,485	36,454
Other foreign countries	10,628	4,827	1,341	3,444
Consolidated	$ 209,866	$146,050	$ 55,205	$ 239,532
Sales to Customers in Excess of 10% of Total Sales				
Customer A	$ 30,324	$ 20,872	$ 7,276	$ 31,159
Customer B	23,948	20,501	7,640	36,820
Customer C	18,701	10,068	3,076	18,430

[1] The Company records intersegment sales at an amount negotiated between the segments. All intersegment sales are eliminated in consolidation.

[2] The Company's management reviews the performance of its reportable segments on an operating profit basis, consisting of income before provision for asbestos litigation, provision for environmental and other claims, income taxes, minority interest, and extraordinary items.

[3] Interest on debt due to affiliate and to Raymark.

[4] Includes the cost of operating the corporate office, the impact of recording the liabilities subject to compromise in 2000, and the impact of the reorganization costs and fresh-start accounting in 2001.

Note G - Income Taxes

For tax reporting purposes, the Company's emergence from bankruptcy did not create a new tax reporting entity. Accordingly, the adjustments to adopt fresh-start accounting are not applicable for the Company's tax reporting. Therefore, with the exception of goodwill, these adjustments have created new deferred tax items in 2001.

(Loss) income before (provision) benefit for income taxes, minority interest and extraordinary items consists of:

	Successor Company		Predecessor Company	
	For the Year Ended 2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	For the Year Ended 2000
Domestic	$(2,513)	$ (7,959)	$101,882	$(7,186,663)
Foreign	827	(2,251)	1,612	2,754
	$(1,686)	$(10,210)	$103,494	$(7,183,909)

The Company's income tax (provision) benefit consists of the following:

	Successor Company		Predecessor Company	
	For the Year Ended 2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	For the Year Ended 2000
Federal	$(1,373)	$(1,045)	$ (1,265)	$ (7,698)
State	(620)	(501)	(127)	(1,823)
Foreign	(159)	(104)	(77)	(330)
Deferred:				
Federal	1,973	5,668	(26,797)	118,236
State	203	546	(2,580)	18,494
Foreign	(108)	–	–	(457)
Total income taxes	$ (84)	$ 4,564	$(30,846)	$126,422

Reconciliation of (loss) income from operations multiplied by the statutory federal tax rate to reported income tax (provision) benefit is summarized as follows:

	Successor Company		Predecessor Company	
	For the Year Ended 2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	For the Year Ended 2000
Pretax (loss) income multiplied by the statutory rate (35%)	$ 590	$3,574	$(36,223)	$2,514,368
Increases (decreases) resulting from:				
Effect of foreign income taxes net of loss carryforwards utilized	22	(892)	487	177
Reorganization adjustments	–	(275)	8,202	–
Utilization of tax credits	–	–	–	205
Net change in federal valuation allowance	–	–	–	(2,397,794)
State income taxes, net of federal benefit	(271)	29	(1,759)	10,836
Adjustment of prior years' accruals	–	1,425	–	(628)
Raymark indemnification payments	–	–	–	896
Raymark pension provision	(412)	–	–	–
Amortization of nondeductible intangibles	–	–	(72)	(294)
Other	(13)	703	(1,481)	(1,344)
Income tax (provision) benefit	$ (84)	$4,564	$(30,846)	$ 126,422

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) are comprised of the following:

	Successor Company	
	2002	2001
Tax benefit to PI Trust	$ 42,356	$ 41,759
Raytech minimum pension liability	360	–
Excess of book provisions over tax deductions	5,403	5,171
Postretirement benefit	5,531	5,030
Excess of tax basis over book basis of assets due to restructuring	655	863
Foreign loss carryforwards	1,286	916
Non PI Trust net operating loss carryforwards	963	–
Other	–	–
Gross deferred tax assets	56,554	53,739
Deferred tax asset valuation allowance	(1,063)	(543)
Deferred tax assets	55,491	53,196
Excess of book basis of intangibles over tax basis	(13,735)	(14,589)
Excess of book basis of fixed assets over tax basis	(17,318)	(17,327)
Net deferred tax asset	$ 24,438	$ 21,280

In connection with the Company's emergence from bankruptcy, the Company recorded an income tax receivable and payable to the PI Trust in the amount of $38 million resulting from net operating losses arising from the transfer of stock and cash to the PI Trust carried back to 1991 through 2000. Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received. During 2002, Raytech received tax refunds of $33.1 million, which were paid to the PI Trust. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the operating losses created by the reorganization, and contributions made to the Raymark pension plan. To the extent that Raytech Corporation generates losses in future periods, exclusive of losses attributable to the payments discussed above, those losses will be retained by the Company. The method of allocation in utilizing future operating losses between the PI Trust and Raytech Corporation has not been determined at this time. The Company has tax loss carryforwards of $74.8 million and tax credit carryforwards of $1.2 million at December 29, 2002. The net operating loss carryforwards are allocated between Raytech Corporation and the PI Trust in the amounts of $2.8 million and $72.0 million, respectively. Additional tax recoveries expected to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $42.4 million at December 29, 2002 and $41.8 million at December 30, 2001.

The Company is under audit for 1996 through 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax asset associated with, and liability payable to, the PI Trust.

At December 29, 2002, the Company had foreign loss carryforwards of $4.1 million (Germany $.6 million and U.K. $3.5 million), which do not expire. A full valuation allowance has been provided against the tax benefit of the U.K. carryforwards due to uncertainty of future profitability of these operations.

In 2000, the Company recorded a deferred tax asset of $2.767 billion relating to the tax effects of the liabilities subject to compromise. Total deferred tax assets and liabilities at December 31, 2000 amounted to $2.772 billion. Based on its historical domestic taxable income, the Company expected to realize approximately $140 million of the deferred tax asset through the ten-year carryback of the previously paid domestic taxes and the expected tax benefits during the twenty-year carryforward period. In addition, the Company has recognized a deferred tax asset in connection with German loss carryforwards. Accordingly, the Company in 2000 had recorded a valuation allowance of $2.633 billion against the deferred tax asset to state it at its expected net realizable value. The Plan became effective during 2001 and the liabilities subject to compromise were settled for less than the recorded amount of allowed claims. The net deferred tax asset was adjusted accordingly.

The Company owns 57% of the stock of Allomatic Products Company ("APC"). The Company has not recorded a deferred tax liability for the undistributed earnings of APC since management expects that those earnings will be distributed to the Company in a tax-free transaction. However, the deferred tax liability on the undistributed earnings of APC would be approximately $1.3 million at December 29, 2002, if all of APC's earnings were to be distributed through the distribution of dividends.

Note H – Liquidity

Cash and cash equivalents at December 29, 2002 were $20.0 million compared to $14.5 million at December 30, 2001, an increase of $5.5 million year-over-year. Cash flow from operating activities for the 2002 year was $13.0 million compared to $14.2 million in 2001, a decrease of $1.2 million year-over-year. Capital expenditures for the 2002 year of $9.6 million were approximately the same compared to the 2001 capital expenditures of $10.2 million. Both years' capital expenditures were in line with management's expectations. The net cash from financing activities for 2002 of $1.8 million compares to net cash used in financing activities in 2001 of $3.1 million, a change year-over-year of $4.9 million. The net cash provided by financing activities in 2002 represents net borrowings of $1.3 million in addition to the proceeds from the exercise of stock options of $.5 million.

Accounts receivable at December 29, 2002 of $26.6 million compares to $23.0 million at December 30, 2001, an increase of $3.6 million. Days sales in accounts receivable at year-end 2002 of 46 days compares to 42 days sales in accounts receivable at year-end 2001, an increase of 4 days.

Inventory at year-end 2002 of $34.1 million compares to $31.6 million at year-end 2001, an increase of $2.5 million. Days sales in inventory at year-end 2002 of 72 days represents an increase of 4 days over the 2001 level of 68 days.

The Company maintains borrowing facilities both domestically and with foreign lenders, the details of which are contained in Note D to the Notes to the Consolidated Financial Statements. The following represents the outstanding debt and available lines of credit at year-end 2002 and 2001:

	2002			2001		
(in thousands)	Current	Non-Current	Total	Current	Non-Current	Total
Domestic bank debt	$ 11,306	$ –	$ 11,306	$ 6,209	$2,750	$ 8,959
Foreign bank debt	3,609	4,095	7,704	3,934	3,895	7,829
Total bank debt	14,915	4,095	19,010	10,143	6,645	16,788
Leases	176	198	374	119	175	294
Total borrowings	$ 15,091	$4,293	$ 19,384	$10,262	$6,820	$17,082

Available lines of credit:

	2002	2001
Domestic	$5,006	$6,129
Foreign	3,829	1,265
Total	$8,835	$7,394

The current domestic loan agreement with Congress Financial Corporation has a covenant requiring the borrowing companies to maintain a twelve-month rolling earnings before interest, taxes, depreciation and amortization (EBITDA) of $15 million (see Note D).

The domestic borrowing facility matures in September 2003. The Company is reviewing borrowing alternatives and intends to enter into a new lending arrangement by September 2003.

The Company assumed the liability for the Raymark pension plans as part of the reorganization. Funding for the plans in 2003 is expected to be approximately $7.6 million.

The Company is complying with a Federal Order issued by the U.S. Environmental Protection Agency (EPA) at its manufacturing facility in Crawfordsville, Indiana. The Company reevaluated the projected cost to complete this project in 2002 and determined that, based on work completed to date, the estimate previously received from its environmental engineering firm was not sufficient to complete the project. The Company has employed a new environmental engineering firm and a new construction company to complete this project. The scope of the cleanup plan has not changed, and the additional charge recorded during the year, of $5.4 million, is expected to be sufficient to complete this project.

The Company has an accrued liability at December 29, 2002 of $7.0 million for the completion of the remediation. The Company began the year with an accrued liability of $6.8 million, reduced by payments of $5.2 million and increased by an additional accrual of $5.4 million, providing for the ending accrual of $7.0 million. This remediation project is more fully described under the heading Provision for Environmental Remediation. Additionally, see Note E to the Notes to the Consolidated Financial Statements.

Pursuant to the Tax Benefits Assignment and Assumption Agreement (the "Agreement"), all tax benefits received by the Company due to the reorganization are to be passed onto the PI Trust as received. At December 29, 2002, the Company had tax loss carryforwards of $ 74.8 million and tax credit carryforwards of $1.2 million. The net operating loss carryforwards are allocated between Raytech Corporation and the PI Trust in the amounts of $2.8 million and $72.0 million, respectively. Additionally, future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. These include deductions for payments to the PI Trust of tax benefits associated with the utilization of the net operating losses created by the reorganization, and contributions made to the Raymark pension plan. To the extent Raytech Corporation generates net operating losses in future periods, exclusive of net operating losses attributable to the payments discussed above, those net operating losses will be retained by the Company. The method of allocation in utilizing future net operating losses between the PI Trust and Raytech Corporation has not been determined at this time. Additional tax recoveries expected to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust which amounted to $42.4 million at December 29, 2002 and $41.8 million at December 30, 2001.

The Company is under an IRS audit for 1996 through 2001. Any tax assessment, up to the amount of the refunds received, arising from this audit, or any other years in the carryback period, are, pursuant to the Agreement, the responsibility of the PI Trust and will therefore reduce the deferred tax assets associated with, and liability payable to, the PI Trust.

Management believes that existing cash balances, the Company's ability to replace the current lending facility and cash flow from operations during 2003 will be sufficient to meet all of the Company's obligations arising in the normal course of business, including anticipated capital investments.

Note I – Earnings Per Share

	Successor Company		Predecessor Company	
	2002	April 3, 2001 to Dec. 30, 2001	Jan. 1, 2001 to April 2, 2001	2000
Basic EPS Computation				
Numerator:				
(Loss) income before extraordinary items	$ (2,825)	$ (6,531)	$ 72,334	$(7,058,978)
Extraordinary items	–	954	6,922,923	–
Net (loss) income	$ (2,825)	$ (5,577)	$ 6,995,257	$(7,058,978)
Denominator:				
Weighted average shares	41,528,520	41,521,924	3,519,313	3,480,904
Weighted average shares issued as a result of reorganization	–	–	413,072	–
Weighted average stock options exercised	79,537	5,383	–	21,618
Adjusted weighted average shares	41,608,057	41,527,307	3,932,385	3,502,522
Basic (loss) earnings per share:				
(Loss) income before extraordinary items	$ (.07)	$ (.15)	$ 18.39	$ (2,015.40)
Extraordinary items	–	.02	1,760.49	–
Net (loss) income	$ (.07)	$ (.13)	$ 1,778.88	$ (2,015.40)
Diluted EPS Computation				
Numerator:				
(Loss) income before extraordinary items	$ (2,825)	$ (6,531)	$ 72,334	$(7,058,978)
Extraordinary items	–	954	6,922,923	–
Net (loss) income	$ (2,825)	$ (5,577)	$ 6,995,257	$(7,058,978)
Denominator:				
Weighted average shares	41,528,520	41,521,924	3,519,313	3,480,904
Weighted average shares issued as a result of reorganization	–	–	413,072	–
Weighted average stock options exercised	79,537	5,383	–	21,618
Dilutive potential common shares	–	–	13,897	–
Adjusted weighted average shares and equivalents	41,608,057	41,527,307	3,946,282	3,502,522
Diluted (loss) earnings per share:				
(Loss) income before extraordinary items	$ (.07)	$ (.15)	$ 18.33	$ (2,015.40)
Extraordinary items	–	.02	1,754.29	–
Net (loss) income	$ (.07)	$ (.13)	$ 1,772.62	$ (2,015.40)

The dilutive potential common shares from outstanding stock options of 70,707, 9,658 and 26,853 for 2002 (Successor Company), the period April 3, 2001 to December 30, 2001 (Successor Company) and 2000 (Predecessor Company), respectively, were not included in the computation of diluted earnings per share because of their anti-dilutive effect due to the Company incurring a net loss for the period.

Options to purchase 483,815, 487,550 and 495,020 shares of common stock at $4.25 were outstanding during the period April 3, 2001 to December 30, 2001 (Successor Company), the period January 1, 2001 to April 2, 2001 (Predecessor Company) and for 2000 (Predecessor Company), respectively. These shares were not included in the computation of diluted earnings per share because the option's exercise price was greater than average market price of the common shares.

In connection with the Plan of Reorganization, 38 million shares were issued.

On February 12, 2002, the Official Committee of Equity Security Holders filed a motion in the United States Bankruptcy Court objecting to the allocation of common shares under the Plan of Reorganization between the unsecured creditors and the existing equity holders. The ultimate outcome of this matter is unknown; however, it is possible that its resolution could cause the Company to issue additional shares, or to retire shares, in the future. This might directly impact the earnings per share calculations of the Company.

Note J – Stock Option Plans

In 1991, the shareholders approved the adoption of a non-qualified stock option plan ("1990 Plan"). In general, options granted under the 1990 Plan were at 100% of the fair market value on grant date or par value, whichever was higher. Once granted, options became exercisable in whole or in part after one year and expired on the tenth anniversary of the grant. The Plan provided for the grant of options for up to 500,000 shares of common stock authorized for such purpose by the shareholders. Effective November 1, 1992, the Company granted 479,071 non-qualified options at an option price of $2.75. At the date of grant the market price per share was $2.375. In 1997, the shareholders approved an amendment of the 1990 Plan authorizing 500,000 additional shares of common stock for grant. Effective August 13, 1998, the Company granted 500,000 non-qualified options at the option price of $4.25 which was the market price per share at the date of the grant. The term during which options could be granted under the 1990 Plan expired on December 31, 2000.

In 2002, the shareholders approved the adoption of the Incentive Compensation Plan ("2002 Plan"). Types of grants covered under the 2002 Plan at the discretion of the Board of Directors include Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares, Stock Awards, and Cash-Based Awards. No grants have been made under the 2002 Plan. The total number of shares reserved for issuance under the 2002 Plan is 4,000,000. Such shares have been previously authorized but unissued and will be registered and listed on the New York Stock Exchange.

Changes during the three years ended December 29, 2002 in shares under option were as follows:

	Successor Company				Predecessor Company	
		2002 Weighted Average Exercise Price		2001 Weighted Average Exercise Price		2000 Weighted Average Exercise Price
	Options		Options		Options	
Outstanding at beginning of year	573,757	$ 3.78	700,413	$ 3.79	758,013	$ 3.73
Exercised	(173,034)	3.13	(6,596)	2.75	(38,409)	2.75
Lapsed	(53,234)	2.89	–	–	–	–
Canceled	(15,472)	4.03	(120,060)	3.92	(19,191)	3.33
Outstanding at end of year	332,017	$ 4.25	573,757	$ 3.78	700,413	$ 3.79
Options exercisable at end of year	332,017	$ 4.25	573,757	$ 3.78	700,413	$ 3.79

There were no options available for future awards at December 29, 2002, December 30, 2001, and December 31, 2000 under the 1990 Plan.

Options outstanding and exercisable at December 29, 2002 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.25	332,017	5.62	$4.25	332,017	$4.25

Note K – Employee Benefits

Raytech Corporation sponsors both defined benefit plans and defined contribution plans for certain groups of employees and additionally, assumed the role of plan sponsor for two Raymark defined benefit plans as a result of the emergence from bankruptcy. Raytech also provides a post retirement benefit plan, which covers the hourly workers at the Crawfordsville, Indiana, facility and certain other employees who qualify for benefits based on age and years of service.

The plans are summarized as follows:

- The Raytech Corporation Retirement Plan for Hourly Employees provides defined benefits for the hourly employees located at the Crawfordsville, Indiana, manufacturing facility.
- The German pension plan provides for defined benefits for certain salaried employees of Raytech's German subsidiary.
- The Raymark Industries, Inc. Retirement Plan for Hourly Paid Employees provides for defined benefits for hourly employees of the former Raymark Corporation. There are two separate plans based on the former manufacturing locations of Raymark.
- The Postretirement Benefit Plan provides for certain welfare benefits for hourly employees of the Crawfordsville, Indiana, facility. In addition, certain other employees of Raytech are eligible for these benefits based on a combination of years of service and age.
- The Company also sponsors certain defined contribution plans for salaried and hourly employees. The contributions are based on a percent of annual base compensation, the percentage ranging from 4% to 6%, dependent on performance to Plan. Company contributions to the defined contribution plans were $520 for 2002 (Successor Company) and $409 for the period April 3, 2001 through December 30, 2001. Contributions were $150 for the period January 1, 2001 through April 2, 2001 and $874 in 2000 (Predecessor Company).

Financial Disclosures of Employee Benefits

Raytech Pension Plan	Successor Company	
	2002	2001
Change in benefit obligations		
Projected benefit obligations at beginning of year	$ 5,779	$4,618
Service cost	344	324
Interest cost	395	353
Actuarial loss	461	592
Benefits paid	(135)	(108)
Projected benefit obligations at end of year	$ 6,844	$5,779
Change in plan assets		
Fair value of plan assets at beginning of year	$ 5,317	$4,382
Actual return on plan assets	292	279
Employer contribution	–	764
Benefits paid	(135)	(108)
Fair value of plan assets at end of year	$ 5,474	$5,317
Funded Status Reconciliation		
Funded status	$(1,370)	$ (462)
Unrecognized actuarial loss	923	439
Net amount recognized	$ (447)	$ (23)
Amounts recognized in the statements of financial position consist of:		
Accrued benefit liability	$(1,370)	$ (462)
Accumulated other comprehensive loss	923	439
Net amount recognized	$ (447)	$ (23)
Weighted average assumptions		
Discount rate	6.50%	7.00%
Expected return on plan assets	6.00%	6.00%
Rate of compensation increase	n/a	n/a

	Successor Company		Predecessor Company	
Net Periodic Benefit Expense	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Service cost	$344	$ 243	$ 81	$302
Interest cost obligations	395	265	88	302
Expected return on plan assets	(315)	(208)	(65)	(217)
Amortization of prior service costs	–	–	9	37
Total net periodic benefit cost	$424	$ 300	$113	$424

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company increased the value of the liability related to the Raytech pension plan by $.8 million to reflect the present value of future obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Raytech German Pension

The Company's German subsidiaries have unfunded defined benefit plan covering certain employees.

	Successor Company	
German Plan	2002	2001
Change in benefit obligations		
Projected benefit obligations at beginning of year	$ 2,455	$ 2,611
Service cost	75	58
Interest cost	154	144
Actuarial loss (gain)	47	(127)
Benefits paid	(89)	(96)
Translation adjustment	535	(135)
Projected benefit obligations at end of year	$ 3,177	$ 2,455
Accumulated benefit obligations	$ 3,037	$ 2,012
Change in plan assets		
Fair value of plan assets at beginning of year	$ –	$ –
Actual return on plan assets	–	–
Employer contribution	89	96
Plan participants' contributions	–	–
Benefits paid	(89)	(96)
Fair value of plan assets at end of year	$ –	$ –
Funded Status Reconciliation		
Funded status	$(3,177)	$(2,012)
Unrecognized actuarial loss	599	–
Net amount recognized	$(2,578)	$(2,012)
Amounts recognized in the statements of financial position consist of:		
Accrued benefit liability	$(3,037)	$(2,455)
Accumulated other comprehensive loss	459	443
Net amount recognized	$(2,578)	$(2,012)
Weighted average assumptions		
Discount rate	6.00%	7.00%
Expected return on plan assets	n/a	n/a
Rate of compensation increase	n/a	n/a

	Successor Company		Predecessor Company	
Net Periodic Benefit Expense	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Service cost	$ 75	$ 43	$ 15	$ 60
Interest cost	154	107	37	150
Amortization of transition obligations	–	–	–	45
Amortization of net actuarial loss (gain)	47	–	–	(124)
Total net periodic benefit cost	$ 276	$ 150	$ 52	$ 131

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company increased the value of the liability related to the German pension plan by $.4 million to reflect the present value of future obligations.

	Successor Company	
Postretirement Benefit Plan	2002	2001
Change in benefit obligations		
Benefit obligations at beginning of year	$13,815	$ 11,757
Service cost	587	532
Interest cost	1,004	894
Plan participants' contributions	25	23
Actuarial loss	1,514	991
Benefits paid	(358)	(382)
Benefit obligations at end of year	$16,587	$13,815
Change in plan assets		
Fair value of plan assets at beginning of year	$ –	$ –
Employer contribution	333	359
Plan participants' contribution	25	23
Benefits paid	(358)	(382)
Fair value of plan assets at end of year	$ –	$ –
Funded Status Reconciliation		
Funded status	$(16,587)	$ (13,815)
Unrecognized actuarial loss	2,185	671
Net amount recognized	$(14,402)	$ (13,144)
Amounts recognized in the statements of financial position consist of:		
Accrued benefit liability	$(14,402)	$ (13,144)
Weighted average assumptions		
Discount rate	6.50%	7.00%
Expected return on plan assets	n/a	n/a
Rate of compensation increase	5.00%	5.00%
Healthcare trend rate	8.00%	8.50%

Postretirement Benefit Plan (continued)
Sensitivity Analysis, Postretirement Benefits:

For measurement purposes, a 8% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. This rate was assumed to decrease gradually to 5% through 2008 and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate the impact, increasing or decreasing the assumed health care cost trend rates by 1 percentage point in each year would have the following effects:

	1 Percentage Point Increase		1 Percentage Point Decrease	
	2002	2001	2002	2001
Effect on total of service and interest cost components of expense	$ 152	$ 133	$ (134)	$(118)
Effect on accumulated post-retirement benefit obligations	1,347	1,095	(1,201)	(994)

	Successor Company		Predecessor Company	
Net Periodic Benefit Expense	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Service cost	$ 587	$ 399	$ 133	$ 499
Interest cost obligations	1,004	670	224	801
Amortization of prior service cost	–	–	1	8
Amortization of net actuarial gain	–	–	(3)	(59)
Early retirement window	–	–	–	50
Total net periodic benefit cost	$1,591	$1,069	$ 355	$1,299

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company decreased the value of the liability of the postretirement benefit plan by $1.3 million to reflect the present value of future obligations.

Raymark Pension Plans
In connection with the bankruptcy proceedings, Raytech assumed the liability of $11.2 million for underfunded Raymark pension plans.

	Successor Company	
	2002	2001
Change in benefit obligations		
Projected benefit obligations at beginning of period	$ 36,199	$ 30,632
Interest cost	2,268	1,859
Actuarial (gain) loss	(936)	4,180
Benefits paid	(2,631)	(472)
Projected benefit obligations at end of period	$ 34,900	$ 36,199
Change in plan assets		
Fair value of plan assets at beginning of period	$ 16,215	$ 19,432
Actual return on plan assets	(1,262)	(2,745)
Employer contribution	6,140	–
Benefits paid	(2,631)	(472)
Fair value of plan assets at end of period	$ 18,462	$ 16,215
Funded Status Reconciliation		
Funded status	$(16,438)	$(19,984)
Unrecognized actuarial loss	9,555	8,000
Net amount recognized	$ (6,883)	$(11,984)
Amounts recognized in the statements of financial position consist of:		
Accrued benefit liability	$(16,438)	$(19,984)
Accumulated other comprehensive loss	9,555	8,000
Net amount recognized	$ (6,883)	$(11,984)
Weighted average assumptions		
Discount rate	6.50%	7.00%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	n/a	n/a
Net Periodic Benefit Expense		
Interest cost	$ 2,268	$ 1,859
Expected return on plan assets	(1,324)	(1,075)
Recognized actuarial loss	95	–
Total net periodic benefit cost	$ 1,039	$ 784

Note L – Statements of Cash Flows

The following table sets forth certain supplemental disclosures of cash flow information:

	Successor Company		Predecessor Company	
	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Cash paid during the period for:				
Income taxes	$1,874	$ 1,800	$ 61	$8,619
Interest	746	839	306	1,700
Non-cash investing and financing activities:				
PP&E in accounts payable or under capital lease	933	549	(769)	140
Deferred payable to the PI Trust	597	5,123	36,636	–
Minimum pension liability	2,498	8,439	–	292

Note M – Commitments

Rental expense amounted to $1,570 for the period December 30, 2001 to December 29, 2002, $914 for the period April 3, 2001 to December 30, 2001 (Successor Company) and $313 for the period January 1, 2001 to April 2, 2001 (Predecessor Company) and $1,379 for 2000 (Predecessor Company). The approximate minimum rental commitments under non-cancelable leases at December 29, 2002, were as follows: 2003, $989; 2004, $735; 2005 $466; 2006, $403; and 2007, $384.

Note N – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. The primary businesses of the Company are the automotive and heavy duty equipment markets and the related aftermarkets within the United States, Europe and Asia. At December 29, 2002 and December 30, 2001, the Company's five largest uncollateralized receivables represented approximately $10.9 million or 40.9% and $9.7 million or 42.1%, respectively, of the Company's trade accounts receivable balance. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Note O – Supplementary Financial Statement Detail

At	2002	2001
Other Current Assets		
Deferred income taxes	$ 2,532	$ 4,680
Non-trade receivables	541	1,207
Prepaid insurance	145	252
Other	1,860	909
	$ 5,078	$ 7,048
Accrued Liabilities		
Property taxes	$ 3,625	$ 2,971
Wages and other compensation and related taxes	7,808	3,646
Income taxes payable	2,409	2,692
Employee benefits	1,313	2,210
Environmental cleanup	7,023	6,782
Other	4,080	4,393
	$ 26,258	$22,694

	Successor Company		Predecessor Company	
Fiscal Year	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Allowance For Bad Debts				
Beginning balance	$ 729	$1,234	$1,234	$1,350
Provisions	239	130	143	26
Charge-offs	(144)	(635)	(143)	(142)
Ending balance	$ 824	$ 729	$1,234	$1,234

	Successor Company		Predecessor Company	
Fiscal Year	2002	for the Period April 3, 2001 to Dec. 30, 2001	for the Period Jan. 1, 2001 to April 2, 2001	2000
Other Income, Net				
Interest income	$342	$474	$106	$ 592
Other income (expense), net	187	(70)	129	436
	$529	$404	$235	$1,028

Note P – Summarized Quarterly Financial Data (Unaudited)

(in thousands except share and market data)

Fiscal Quarters Ended 2002	Qtr. 1 As Reported	Qtr. 2 As Revised	Qtr. 3 As Revised	Qtr. 4
Net sales	$ 52,709	$55,305	$ 51,740	$ 50,112
Gross profit	10,525	11,086	8,566	6,594
Income (loss) before income taxes and minority interest	2,833	2,331	(4,803)	(2,047)
Net income (loss)	1,330	1,070	(3,189)	(2,036)
Basic earnings (loss) per share	.03	.03	(.08)	(.05)
Diluted earnings (loss) per share	.03	.03	(.08)	(.05)
Market range:				
-high	4.65	9.12	9.30	8.25
-low	2.35	3.85	4.85	4.98
Dividends				

The Company determined subsequent to the filing of the Form 10-Q for the quarter ended September 29, 2002 that depreciation expense had been overstated in both the second quarter filing, at June 30, 2002, by $475 and in the third quarter filing, at September 29, 2002, by $368. The quarterly reporting above reflects the corrected amounts for these two quarters. The impact on earnings per share would have been an increase of $.01 in the second quarter and no impact in the third quarter. The quarters, as reported in the Company's Form 10-Q filings for 2002, were as follows:

Fiscal Quarters Ended 2002	Qtr. 1	Qtr. 2	Qtr. 3
Net sales	$ 52,709	$55,305	$ 51,740
Gross profit	10,525	10,611	8,198
Income (loss) before income taxes and minority interest	2,833	1,856	(5,171)
Net income (loss)	1,330	778	(3,428)
Basic earnings (loss) per share	.03	.02	(.08)
Diluted earnings (loss) per share	.03	.02	(.08)
Market range:			
-high	4.65	9.12	9.30
-low	2.35	3.85	4.85
Dividends			

	Predecessor Company		Successor Company		
	Qtr. 1	Qtr. 2		Qtr. 3	Qtr. 4
Fiscal Quarters Ended 2001[2]		4/2/01	4/3/01 to 7/1/01		
Net sales	$ 55,205	$ –	$50,561	$ 48,752	$46,737
Gross profit	11,394	–	4,563	9,364	7,533
Income (loss) before provision for taxes, minority interest and extraordinary items	3,498	99,996	(3,327)	(1,157)	(5,726)
Net income (loss)	1,715	6,993,542	(2,395)	881	(4,063)
Basic earnings (loss) per share [1]	.49	–[2]	(.06)	.02	(.10)
Diluted earnings (loss) per share [1]	.48	–[2]	(.06)	.02	(.10)
Market range:					
-high	3.50	–	3.70	2.95	2.55
-low	2.19	–	2.22	2.02	1.75
Dividends	–	–	–	–	–

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share does not equal the total computed for the year.

[1] Includes the effect of the Plan of Reorganization and fresh-start reporting (See Notes R and S).

[2] Earnings per share is not meaningful for the one-day results.

Note Q – Formation of Raytech Corporation, Sale of Raymark, Chapter 11 Proceeding and Emergence from Bankruptcy

Raytech Corporation ("Raytech" or the "Company") was incorporated in June, 1986 in Delaware and held as a subsidiary of Raymark Corporation ("Raymark"). In October 1986, Raytech became the publicly traded (NYSE) holding company of Raymark stock through a triangular merger restructuring plan approved by Raymark's shareholders whereby each share of common stock of Raymark was automatically converted into a share of Raytech common stock. In May 1988, Raytech divested all of the Raymark stock.

In accordance with the restructuring plan, Raytech, through its subsidiaries, purchased certain non-asbestos businesses of Raymark in 1987, including the Wet Clutch and Brake Division and Raybestos Industrie-Produkte GmbH, a German subsidiary. Despite the restructuring plan implementation and subsequent divestiture of Raymark, Raytech was named a co-defendant with Raymark and other named defendants in numerous asbestos-related lawsuits as a successor in liability to Raymark.

In one of the asbestos-related personal injury cases decided in October 1988 in a U.S. District Court in Oregon, Raytech was ruled under Oregon equity law to be a successor to Raymark's asbestos-related liability. The successor ruling was appealed by Raytech and in October 1992 the Ninth Circuit Court of Appeals affirmed the District Court's judgment. The effect of this decision extended beyond the Oregon District due to a Third Circuit Court of Appeals decision in a related case wherein Raytech was collaterally estopped (precluded) from relitigating the issue of its successor liability for Raymark's asbestos-related liabilities.

In order to stay the asbestos-related litigation, on March 10, 1989, Raytech filed a petition seeking relief under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court, District of Connecticut.

After several Court rulings, including an appeal to the U.S. Supreme Court, the Oregon case, as affirmed by the Ninth Circuit Court of Appeals, remained as the prevailing decision holding Raytech to be a successor to Raymark's asbestos-related liabilities.

As a result of the referenced Court rulings, in October, 1998 Raytech reached a tentative settlement with its creditors for a consensual plan of reorganization (the "Plan"), providing for all general unsecured creditors including all asbestos and environmental claimants to receive 90% of the equity in Raytech in exchange for their claims. As such, an asbestos personal injury trust (the "PI Trust") established under the Bankruptcy Code would receive approximately 83% of the equity of Raytech and the Governments and others would receive approximately 6% of the equity of Raytech. In addition, any and all refunds of taxes resulting from the implementation of the Plan would be paid to the PI Trust. The existing equity holders in Raytech were to retain 10% of the equity in Raytech.

As a result of the final estimation of allowed claims, Raytech recorded asbestos claims of $6.76 billion, Government claims of $431.8 million, pension liability claims of $16 million and retiree benefit claims of $2.5 million during 2000. The total estimated amount of allowed claims was $7.2 billion.

On August 31, 2000, the Bankruptcy Court confirmed Raytech's Plan, which confirmation was affirmed by the U.S. District Court on September 13, 2000. The Plan became effective on April 18, 2001 ("Effective Date"), resulting in Raytech emerging from bankruptcy. On the Effective Date, a channeling injunction ordered by the Bankruptcy Court pursuant to Section 524(g) of the Bankruptcy Code has and will permanently and forever stay, enjoin and restrain any asbestos-related claims against Raytech and subsidiaries, thereby channeling such claims to the PI Trust for resolution. On the Effective Date, the rights afforded and the treatment of all claims and equity interests in the Plan were in exchange for and in complete satisfaction, discharge and release of, all claims and equity interests against Raytech. The Company's Certificate of Incorporation was amended and restated in accordance with the Plan providing for authority to issue up to 55 million shares of stock, of which 50 million is common and 5 million is preferred. In settlement of the estimated amount of allowed claims of $7.2 billion, approximately 38 million shares of common stock were issued and $2.5 million in cash was payable to the allowed claimants and a commitment was made to pay to the PI Trust any and all refunds of taxes paid or net reductions in taxes resulting from the implementation of the Plan. The shares issued were exempt from registration pursuant to the Bankruptcy Code; however, shares issued to the PI Trust have restrictions on resale as a result of the high percentage of ownership in Raytech.

In addition, Raytech had assumed the liability for the Raymark pension plan claim. In September 2002 with the final Court decision denying Raytech's appeal, the Company assumed the administration of the plans. It has been represented to Raytech by the Raymark Trustee that the retiree benefit claim will be retained by Raymark. Settlement of the Raymark claims resulted in cancellation in full of the Raymark debt and accrued interest of $12.0 million and a commitment of Raytech to backstop the Raymark Trustee for professional fees in the event the Raymark Trustee has insufficient recovery of funds for such purposes up to $1 million. At December 29, 2002, the Company has $1 million included in accrued liabilities related to this commitment.

See Note R - Fresh-Start Reporting.

Note R – Fresh-Start Reporting

The Effective Date of the Company's emergence from bankruptcy was April 18, 2001; however, for accounting purposes it is considered to be the close of business on April 2, 2001. As of April 2, 2001, the Company adopted fresh-start reporting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). In accordance with fresh-start reporting, all assets and liabilities were recorded at their respective fair market values. The fair value of substantially all of the Company's property, plant and equipment and identifiable intangible assets were determined by independent third-party appraisers.

The reorganization value of the Successor Company was determined based on the equity value (which represents enterprise value less debt) of the Successor Company plus the Successor Company's outstanding liabilities. The reorganization value was approximately $324 million, which was approximately $35 million in excess of the aggregate fair value of the Company's tangible and identifiable intangible assets. Such excess is classified as goodwill in the accompanying Consolidated Balance Sheet and is being accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note V).

To facilitate the calculation of the equity value of the Successor Company, the Company developed a set of financial projections. Based on these financial projections, the equity value was determined by the Company, with the assistance of a financial advisor, using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of comparable companies, (ii) a review and analysis of several recent transactions of companies in similar industries to the Company, and (iii) a calculation of the present value of the future cash flows under the projections. The estimated equity value is highly dependent upon achieving the future financial results set forth in the projections as well as the realization of certain other assumptions which are not guaranteed. The total equity value as of the Effective Date was determined to be approximately $158 million.

The reorganization and the adoption of fresh-start reporting resulted in the following adjustments to the Company's Condensed Consolidated Balance Sheet as of April 2, 2001:

Adjustments to Record Effectiveness of the Plan of Reorganization

(in thousands)	Predecessor Balance Sheet April 2, 2001	Reorganization Adjustments	Fresh-Start Adjustments	Reorganized Balance Sheet April 2, 2001
Assets				
Current assets				
Cash and cash equivalents	$ 11,371	$ (2,500)[a]	$	$ 8,871
Restricted cash	1,986	2,500[a]		4,486
Trade accounts receivable	29,207			29,207
Inventories	32,590		5,923[b]	38,513
Income taxes receivable	–	37,877[c]		37,877
Other current assets	6,134		(2,381)[f]	3,753
Total current assets	81,288	37,877	3,542	122,707
Net property, plant and equipment	82,138		30,823[d]	112,961
Goodwill	18,923		15,844[e]	34,767
Other intangible assets	375		39,316[g]	39,691
Deferred income taxes	137,202	(99,341)[f][c]	(27,308)[f]	10,553
Other assets	2,957			2,957
Total assets	$ 322,883	$ (61,464)	$ 62,217	$ 323,636
Liabilities				
Current liabilities				
Notes payable and current portion of long-term debt	$ 12,144	$	$	$ 12,144
Raymark debt	10,709	(10,709)[h]		–
Current portion of pension obligations	353	8,500[i]	134[k]	8,987
Accounts payable	14,220	2,500[a]		16,720
Accrued liabilities	20,501	(275)[i]		20,226
Payable to PI Trust	–	37,877[c]		37,877
Total current liabilities	57,927	37,893	134	95,954
Liabilities subject to compromise	7,211,433	(7,211,433)[j]		–
Long-term debt	8,536			8,536
Pension obligations	1,636	10,000[i]	(6,916)[k]	4,720
Postretirement benefits other than pensions	13,404		(1,308)[k]	12,096
Deferred payable to the PI Trust	–	36,636[c]		36,636
Other long-term liabilities	7,654		(312)[f]	7,342
Total liabilities	7,300,590	(7,126,904)	(8,402)	165,284
Total shareholders' (deficit) equity	(6,977,707)	7,065,440[l]	70,619[m]	158,352
Total liabilities and shareholders' (deficit) equity	$ 322,883	$ (61,464)	$ 62,217	$ 323,636

The explanation of the "Reorganization Adjustments" and "Fresh Start Adjustments" columns of the condensed consolidated balance sheet in the preceding table are as follows:

a) The Plan required the Company to pay $2.5 million to the unsecured creditors, which has been reflected as restricted cash. During April 2001, $2.1 million of the liability was paid and $.4 million has been retained by the Company as restricted cash.

b) Finished goods and work-in-progress inventories have been valued based on their estimated net selling prices less costs to complete, costs of disposal and a reasonable profit allowance for estimated completing and selling effort.

c) Income taxes receivable and the payable to the PI Trust reflect the payable to the PI Trust of current tax recoveries in accordance with the Plan. Additional tax recoveries to be received in future periods are shown as deferred tax assets and a deferred payable to the PI Trust.

d) Property, plant and equipment has been adjusted to reflect the fair values of the assets based on independent appraisals.

e) The unamortized balance of goodwill of the Predecessor Company has been eliminated. Reorganization value in excess of amounts allocable to identifiable assets has been classified as goodwill. The goodwill is being accounted for in accordance with SFAS No. 142 (see Note V).

f) Deferred tax assets and liabilities have been adjusted for the settlement of the liabilities subject to compromise and the recording of deferred taxes relating to the differences in book and tax bases of assets and liabilities after applying fresh start reporting. The Company has used using a statutory tax rate of approximately 38%, which approximates the Company's historic tax rate.

g) Other intangible assets have been adjusted to reflect their fair values as determined by an independent valuation (see Note V).

h) Raymark debt has been canceled to reflect the resolution of the claims on the Effective Date.

i) Accrued liabilities have been adjusted to reflect the $1 million backstop commitment agreed to as a result of the settlement of the Raymark debt (see Note Q), the write-off of accrued interest on the Raymark debt ($2.2 million), and an accrual for bankruptcy-related fees ($.9 million) that were recorded against the Raymark debt in accordance with the previous indemnification between Raymark and the Company prior to the effective date.

j) Liabilities Subject to Compromise have been adjusted to reflect the settlement of the claims for cash, assumption of certain pension obligations, the issuance of common shares in the reorganized company and tax recoveries in accordance with the Plan.

k) The pension and post retirement benefits other than pensions have been adjusted to include the present values of future obligations.

l) Shareholders' equity was adjusted to reflect adjustments for the issuance of 90% of the outstanding common shares to the unsecured creditors at an overall equity value of $158.3 million in accordance with the Plan.

m) Shareholders' equity was adjusted to reflect the elimination of the accumulated deficit, accumulated other comprehensive loss and treasury shares (which have been retired).

Note S – Reorganization Items

Reorganization (expense) income included in the accompanying Consolidated Statements of Operations consists of the following items:

	Successor Company for the Period April 3, 2001 to Dec. 30, 2001	Predecessor Company for April 2, 2001
Fresh-start adjustments	$ –	$ 99,996
Professional fees	(784)	–
	$ (784)	$ 99,996

The fresh-start adjustments are discussed in Note R. The professional fees listed above include accounting, legal, consulting, appraisal and other miscellaneous services associated with the implementation of the Plan. There were no reorganization items for any periods prior to April 2, 2001 due to the indemnification agreement between Raytech and Raymark, which allowed for all bankruptcy-related costs to be offset against the outstanding Raytech debt to Raymark.

Note T – Extraordinary Items

As a result of the consummation of the Plan, the Company recognized an extraordinary gain on the debt discharge on April 2, 2001 as follows:

Settlement of liabilities subject to compromise	$7,211,433
Assumption of pension-related obligations	(18,500)
Settlement of Raymark debt	11,984
Cash payment to the PI Trust	(2,500)
Back-stop settlement with Raymark	(1,000)
Issuance of common stock	(142,517)
Sub-total	7,058,900
Tax expense	(135,977)
Extraordinary gain on debt discharge	$6,922,923

In October 2001, the Company settled a note payable with a former principal of Advanced Friction Materials in the amount of $3.1 million. As a result of the settlement, the Company recognized an extraordinary gain in the amount of $954, net of taxes of $594 (see Note D).

Note U – Comprehensive Income

The components of and changes in accumulated other comprehensive (loss) income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive (Loss) Income
Predecessor Company			
Balance January 2, 2000	$ (165)	$ –	$ (165)
Changes during the year	(761)	(292)	(1,053)
Balance December 31, 2000	(926)	(292)	(1,218)
Changes during the period	926	292	1,218
Balance April 2, 2001	$ –	$ –	$ –
Successor Company			
Balance April 2, 2001	$ –	$ –	$ –
Changes during the period	(272)	(8,439)	(8,711)
Balance December 30, 2001	(272)	(8,439)	(8,711)
Changes during the period	2,202	(2,138)	64
Balance December 29, 2002	$1,930	$(10,577)	$ (8,647)

In connection with the implementation of fresh-start reporting on April 2, 2001, the Company eliminated accumulated other comprehensive loss as required by fresh-start reporting.

The Company has not provided for the future tax deduction associated with foreign currency translation adjustments due to management's decision to permanently reinvest the earnings of their foreign subsidiaries.

The $583 thousand additional minimum pension liability recorded during 2002 for the Raytech and German pension plans is net of taxes of $360 thousand. No tax benefit has been provided for the future tax deduction associated with the additional minimum pension liability recorded for the Raytech and German pension plans for the periods April 3, 2001 to December 30, 2001 (Successor Company) and January 3, 1999 to April 2, 2001 (Predecessor Company) due to the limitations on the realizability of deferred tax assets.

The tax benefits resulting from any tax deductions relating to the Raymark Pension Plan have been assigned to the PI Trust in accordance with the Plan, and therefore, Raytech will not receive the future tax deduction. Accordingly, the future tax deduction relating to the minimum pension liability for 2002 (Successor Company) and for the period April 3, 2001 to December 30, 2001 (Successor Company) was recorded as a deferred tax asset with a corresponding payable to the PI Trust.

Note V – Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires that unallocated negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Under SFAS No. 142, goodwill and indefinite-lived intangibles need to be reviewed for impairment at least annually. In addition, the amortization period of intangible assets with finite lives will no longer be limited to forty years. As discussed in Note R, the Company adopted fresh-start reporting as described in the American Institute of Certified Public Accountants' Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." SOP 90-7 requires that any change in accounting principles that will be required within the twelve months following the adoption of fresh-start reporting should be adopted at that time. Accordingly, the Company has adopted SFAS No. 141 and No. 142 as of April 2, 2001. All intangible assets and goodwill have been valued at fair value as of the date of fresh-start reporting.

	Successor Company			
	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite life intangible assets:				
Unpatented technology	$ 16,262	$3,396	$ 16,262	$1,455
Distribution base	5,716	500	5,716	213
Sub-total	21,978	$3,896	21,978	$1,668
Indefinite life intangible assets:				
Trademarks	17,713		17,713	
Goodwill	34,767		34,767	
Intangible assets, net	$ 70,562		$ 72,790	

The weighted-average amortization periods for the unpatented technology and the distribution base are between 6 and 20 years. Amortization expense for 2002 (Successor Company) and the period April 3, 2001 to December 30, 2001 (Successor Company) amounted to $2.2 million and $1.7 million, respectively.

Estimated annual amortization expense is as follows:

For the year ending:

2003	$2,226
2004	2,226
2005	2,226
2006	2,226
2007	2,226

As required by SFAS No. 142, trademarks and goodwill for the Successor Company will not be amortized but will be reviewed for impairment annually. The Company's three operating segments have been defined as reporting units for purposes of testing goodwill for impairment. The amount of goodwill has been assigned to each of the Company's segments as follows: $28.9 million for the Wet Friction segment and $5.9 million for the Aftermarket segment. No goodwill has been allocated to the Dry Friction segment. The Company performed its annual impairment review of the trademarks and goodwill in accordance with SFAS 142, as of March 31, 2002. That effort, which was performed with assistance from a third party valuation firm, indicated that no impairment adjustment was necessary. Accordingly, there were no changes in the carrying amount of trademarks or goodwill during the period from December 31, 2001 to December 29, 2002.

Reported net income presented exclusive of amortization expense (including any related tax effects) recognized in prior periods relating to goodwill of the Predecessor Company would have been:

	Predecessor Company	
	Period from Jan. 1, 2001 to April 1, 2001	2000
Reported net income (loss)	$1,715	$(7,058,978)
Add back goodwill amortization	207	822
Adjusted net income (loss)	$1,922	$(7,058,156)
Basic earnings (loss) per share:		
Reported net income (loss)	$ .49	$ (2,015.40)
Goodwill amortization	.06	.24
Adjusted net income (loss)	$ .55	$ (2,015.16)
Diluted earnings (loss) per share:		
Reported net income (loss)	$ .48	$ (2,015.40)
Goodwill amortization	.06	.24
Adjusted net income (loss)	$ .54	$ (2,015.16)

Note W – Research and Development

Cost of research and new product development amounted to $7,318 for 2002, $5,314 for the period April 3, 2001 to December 30, 2001 (Successor Company) and $1,726 for the period January 1, 2001 to April 2, 2001 (Predecessor Company) and $6,822 in 2000 (Predecessor Company). All of the aforementioned costs are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Note X – Restricted Cash

Restricted cash relates to the following:

At	2002	2001
Pension escrow	$ –	$3,000
Letters of credit	1,617	1,986
Other	410	410
	$2,027	$5,396

The letters of credit collateralize certain obligations relating primarily to workers' compensation.

Note Y – Related Parties

In 1990 and 1991, Raytech Powertrain, Inc., a subsidiary of the Company, and owner of all of the common stock of Allomatic Products Company ("APC"), sold approximately 45% of common stock of APC to a group of outside investors for the purpose of providing needed financing of APC's business activities. In January 2002, approximately 40% of the common stock of APC was acquired by Raymark from minority shareholders. Raymark is in bankruptcy and controlled by a court appointed trustee. With the majority of the creditors of Raymark being asbestos-related claimants, it is anticipated that the assets of Raymark, including the 40% of APC's common stock, will be transferred to the Raytech personal injury trust that owns approximately 83% of Raytech, a related party.

During 1998 and 1997, the Company purchased yarn from Universal Friction Composites ("UFC"), a company that is in bankruptcy which was consolidated with the Raymark bankruptcy in January 2002. With the majority of the creditors of UFC being asbestos-related claimants, it is anticipated that the assets of UFC will be transferred to Raytech's personal injury trust that owns approximately 83% of Raytech, a related party. At December 29, 2002 and December 30, 2001, $246 is included in accounts payable relating to these purchases.

In 1998, the Company acquired manufacturing equipment from UFC for $1,051, of which $907 is included in accounts payable at December 29, 2002 and December 30, 2001.

Also see discussion regarding Raymark in Note A.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Raytech Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Raytech Corporation (the "Company," a holding company) and its subsidiaries at December 29, 2002 (Successor Company) and December 30, 2001 (Successor Company), and the results of their operations and their cash flows for the fiscal year ended December 29, 2002 (Successor Company), the period April 3, 2001 to December 30, 2001 (Successor Company), the period January 1, 2001 to April 2, 2001 (Predecessor Company), and the fiscal year ended December 31, 2000 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note Q to the consolidated financial statements, effective April 18, 2001, the Company was reorganized under a plan confirmed by the United States Bankruptcy Court and adopted fresh-start reporting as further described in Notes A and R to the consolidated financial statements. Accordingly, the consolidated financial statements for the periods subsequent to the reorganization (Successor Company financial statements) are not comparable to the consolidated financial statements presented for the prior periods (Predecessor Company financial statements).



PricewaterhouseCoopers LLP
Hartford, Connecticut
March 14, 2003

INVESTOR INFORMATION

Registrar and Transfer Agent:
American Stock Transfer & Trust Co.
40 Wall Street
New York, New York 10005

Annual Shareholders' Meeting:
Date: June 19, 2003
Place: Hilton Garden Inn, Shelton, CT
Time: 10:00 a.m.

Investor Relations Contact
John B. Devlin
Vice President, Treasurer and
Chief Financial Officer
Raytech Corporation
Suite 295
Four Corporate Drive
Shelton, CT 06484

Exchange:
New York Stock Exchange
Trading Symbol: RAY

Common Stock Price Range

	2002		2001	
Quarter	**High**	**Low**	High	Low
First	**4.65**	**2.35**	3.50	2.19
Second	**9.12**	**3.85**	3.70	2.22
Third	**9.30**	**4.85**	2.95	2.02
Fourth	**8.25**	**4.98**	2.55	1.75

Form 10-K
Single copies of the Form 10-K, as filed with the Securities and Exchange Commission (without exhibits), will be provided without charge to shareholders upon written request to the Investor Relations Contact.

Website
www.raytech.com

DIRECTORS

Albert A. Canosa
President & Chief Executive Officer of Raytech Corporation

Robert F. Carter**
Attorney, Carter & Civitello

Archie R. Dykes***
Chairman and Chief Executive Officer
Capital City Holdings, Inc.

David N. Forman*
President, Marsh Island Co., Inc.

Kevin S. Flannery*
President, Whelan Financial Group

John H. Laeri, Jr.*
Chairman, Meadowcroft Associates, Inc.

Stanley J. Levy, *****
Attorney, Levy Phillips & Konigsberg LLP

Richard A. Lippe**
Attorney, Meltzer, Lippe, Goldstein & Schlissel, P.C.

Gene Locks**
Attorney, Greitzer and Locks

*Audit Committee
**Compensation Committee
***Nominating/Corporate Governance Committee

Design: SGI New York, NY



Four Corporate Drive
Shelton, CT 06484
www.raytech.com